Exhibit 2.3
Execution Copy

ASSET PURCHASE AGREEMENT
BY AND BETWEEN
SOUTHERN REGIONAL HEALTH SYSTEM, INC.
AND
ACADIA RIVERWOODS, LLC,
d/b/a RIVERWOODS BEHAVIORAL HEALTH SYSTEM

August 29, 2008

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(continued)

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(continued)

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(continued)

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(continued)

	Description	Page
14.	Miscellaneous

	14.1 Schedules and Other Instruments	41
	14.2 Additional Assurances	41
	14.3 Consented Assignment	42
	14.4 Consents, Approvals and Discretion	42
	14.5 Legal Fees and Costs	42
	14.6 Choice of Law	42
	14.7 Benefit/Assignment	42
	14.8 No Brokerage	42
	14.9 Cost of Transaction	43
	14.10 Confidentiality	43
	14.11 Public Announcements	43
	14.12 Waiver of Breach	43
	14.13 Notice	43
	14.14 Severability	44
	14.15 Gender and Number	44
	14.16 Divisions and Headings	44
	14.17 Survival	45
	14.18 Affiliates	45
	14.19 Material Adverse Effect	45
	14.20 Waiver of Jury Trial	45
	14.21 Accounting Date	45
	14.22 No Inferences	45
	14.23 No Third Party Beneficiaries	45
	14.24 Enforcement of Agreement	45
	14.25 Force Majeure	46
	14.26 Entire Agreement/Amendment	46
	14.27 Insolvency and Change of Control	46
	14.28 Risk of Loss	47
	14.29 Waiver of Bulk Sales Law Compliance	46

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EXHIBITS

Description	Exhibit
General Assignment, Conveyance and Bill of Sale	A
Assignment and Assumption Agreement	B
Clinical Laboratory Services Agreement	C
Laundry Services Agreement	D
Food and Nutrition Services Agreement	E
Chilled Water and Steam Service Agreement	F
Employment Assistance Program Agreement	G
Psychiatric Clinical Assessment Agreement	H
Access Easement Agreement	I
D-Mark Agreement	J
Detention Pond Agreement	K
Springing Escrow Agreement	L
Opinion of Counsel	M
Amended Restated Lease Agreement	N
SCHEDULES

Description	Schedules
Real Property	1.1(a)
Tangible Personal Property	1.1(b)
Contracts	1.1(g)
Excluded Assets	1.2
Excluded Liabilities	1.4
Breaches	3.2(c)
Financial Statements	3.4
Certain Post-Balance Sheet Results	3.5
Licenses	3.6
Certificates of Need	3.7
Medicare Participation/Accreditation	3.8
Regulatory Compliance	3.9
Permitted Encumbrances	3.11
Notice of Violation of Real Estate Law	3.11(a)
Easements and Other Limitations	3.11(c)
Accessibility Laws	3.11 (d)
Tenant Leases	3.11 (e)
Rent Roll	3.11(f)
Eminent Domain	3.11(g)
Flood Hazards	3.11(h)
Encroachments	3.11(i)
Employee Benefit Plans	3.13
Litigation or Proceedings	3.14
Environmental Laws	3.15
Employee Relations	3.18
Employee Laws	3.18(b)
Employment Loss	3.18(c)
Agreements and Commitments	3.19

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SCHEDULES

Description	Schedules
Consent to Assignment	3.20(d)
Penalties, Premiums and Variations	3.20(e)
Insurance	3.22
Medical Staff Matters	3.23
Material Defects	3.25
Compliance Program	3.26
Brokers	3.28
Litigation or Proceedings (Buyer)	4.6
Permitted Acute Care Hospital Mergers	9.1
Exceptions to Termination	14.27

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GLOSSARY OF DEFINED TERMS

Description	Section
Access Easement Agreement	2.2(u)
Accessibility Laws	3.11(d)
Accounts Receivable	1.2(a)
Advisory Board	10.7
Affiliate	14.18
Agreed Receivable Value	1.5(a)
Agreement	Introduction
Allocated Portion of the Bonds	11.12
Ancillary Services Agreements	2.2(e)
Assignment and Assumption Agreement	2.2(c)
Assumed Liabilities	1.3
Bond Defeasance Escrow Account	1.5(b)
Buyer	Introduction
Buyer Receivables	11.8(a)
Buyer Indemnified Parties	13.2
Cash Consideration	1.5
CERCLA	3.15
Certificate of Need	3.7
Change of Control	14.27
Closing	2.1
Closing Cash	1.5(b)
Closing Date	2.1
Closing Documents	3.27
Closure Notice	12.3
Closure Purchase Price	12.3
Closure Option Period	12.3
Compliance Program	3.26
Consideration	1.5
Code	3.17
Contracts	1.1(g)
DCH	3.7
Detention Pond Agreement	2.2(w)
Disqualified Offer Notice	12.2
Disqualified Purchaser	12.2
Disqualified Refusal Period	12.2
Employee Benefits Plans	3.13
Environmental Laws	3.15
ERISA	3.13
Excluded Assets	1.2
Excluded Liabilities	1.4
Exclusive Coverage Agreement	2.2(q)
Extended Illness Benefit	11.10(a)
Financial Statements	3.4
Financial Statement Date	3.4(d)

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Description	Section
Government Entity	3.9
HIPAA	3.9
Hired Employees	11.10(a)
Hospital	Recital B
Hospital Authority	2.2(g)
Hospital Forms	11.13
Hospital Purchaser	12.1
Indemnified Party	13.3
Indemnifying Party	13.3
Insolvency Event(s)	7.6
Interim Statements	5.6
Knowledge of Buyer	4
Knowledge of Seller	3
Loss	13.1
Losses	13.1
Material Adverse Effect	14.19
Maximum Reserved Amount	13.5(e)
Non-Cash Consideration	1.5
Notice of Dispute	13.5(d)
ORS	3.6
Payout Certificate	13.5(a)
Permits	1.1(h)
Permitted Encumbrances	3.11
Purchased Assets	1.1
Purchase Offer Notice	12.1
RCRA	3.15
Real Property	1.1(a)
Reserved Amounts	13.5(d)
Right of First Refusal Period	12.1
Seller	Introduction
Seller Indemnified Parties	13.1
Special Flood Hazards	3.11(h)
Springing Escrow Agreement	2.2(1)
Straddle Patients	11.8(a)
Surveys	6.2
Title Commitment	5.3
Title Company	5.3
Title Policy	5.3
Utility Easement Agreement	2.2(v)
WARN Act	13.18(c)

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ASSET PURCHASE AGREEMENT
     This Asset Purchase Agreement (the “Agreement”) is made and entered into as of August 29, 2008, by and among Southern Regional Health System, Inc. a Georgia non-profit corporation (“Seller”), and Acadia RiverWoods, LLC, d/b/a Riverwoods Behavioral Health System, a Delaware limited liability company (“Buyer”).
     Recitals:
     A. Seller owns and operates RiverWoods Psychiatric Center, which is a psychiatric facility providing behavioral health programs and services as a department of a not-for-profit acute care hospital in Riverdale, Georgia.
     B. Seller desires to sell to Buyer, and Buyer desires to purchase, certain tangible and intangible assets of Seller which are related to, necessary for, or used primarily in connection with, the operation or management of RiverWoods Psychiatric Center, and any buildings and facilities used solely in the operation thereof (the “Hospital”), on the terms and conditions set forth in this Agreement.
     C. Seller believes that the sale of the assets as provided for herein is in the public interest.
     Agreement:
     Now, Therefore, for and in consideration of the premises and the agreements, covenants, representations, and warranties hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:
1. Purchase of Assets.
     1.1 Purchased Assets. Subject to the terms and conditions of this Agreement, as of the Closing (as defined in Section 2.1 hereof), Seller agrees to sell, convey, transfer, assign and deliver to Buyer or cause to be sold, transferred, and assigned to Buyer, and Buyer agrees to purchase and assume, all of the tangible and intangible assets of Seller which are related to, necessary for, or used primarily in connection with, the operation or management of Hospital, and any buildings and facilities used solely in the operation thereof, other than the Excluded Assets (hereinafter defined), which assets shall include, without limitation, the following (the “Purchased Assets”):
          (a) the real property described on Schedule 1.1(a) hereto, together with all improvements, any construction in progress, any other buildings and fixtures thereon, and all rights, privileges and easements appurtenant thereto (collectively, the “Real Property”);
          (b) all tangible personal property, including, without limitation, all major, minor or other equipment, vehicles, furniture and furnishings, the current list and general location of which are set forth on Schedule 1.1(b) hereto;

          (c) supplies and inventory, with the exception of any narcotics, owned by Seller as of the Closing Date that are used or held for use solely in the operation of the Hospital;
          (d) those prepaid or advanced expenses, if any, relating solely to the Hospital or the operations thereof;
          (e) all claims, causes of action, and judgments in favor of Seller relating to the condition of the Purchased Assets and, to the extent assignable by Seller, all warranties (express or implied) and rights and claims assertable by (but not against) Seller related to the Purchased Assets which relate to the period from and after the Closing (provided, however, that Seller shall not transfer to Buyer claims assertable by Seller to recover repair or replacement costs if Seller already has expended the amounts necessary to fund the repair or replacement);
          (f) with the exception of the medical and billing records of the Hospital patients discharged on or before the Closing Date, all financial, patient, medical staff and personnel records relating to the Hospital including, without limitation, equipment records, medical administrative libraries, medical records, patient billing records, documents, catalogs, books, records, files, operating manuals and current personnel records;
          (g) all rights and interests, to the extent assignable, of Seller in the contracts, commitments, leases and agreements listed on Schedule 1.1(g) hereto (the “Contracts”);
          (h) all licenses and permits, to the extent assignable, held by Seller relating solely to the ownership, development, and operation of the Hospital (including, without limitation, any pending or approved governmental approvals, but expressly excluding Seller’s Medicare provider number) (the “Permits”);
          (i) all names, trade names, trademarks and service marks (or variations thereof) associated with the Hospital (other than the trade names, trademarks, service marks and other intellectual property containing the words, “Southern Regional Medical Center,” “Southern Regional,” or some variation thereof), all goodwill associated therewith, and all applications and registrations, if any, associated therewith;
          (j) all goodwill associated with the Hospital and the Purchased Assets;
          (k) any assets owned by Affiliates of Seller which are used solely in connection with the operations of the Hospital;
          (l) all other property, other than the Excluded Assets, of every kind, character or description owned by Seller and solely used or held solely for use in the business of the Hospital or the Purchased Assets, wherever located; and
          (m) the interest of Seller in all property of the foregoing types, arising or acquired in the ordinary course of the business of Seller in connection with the Hospital between the date hereof and the Closing.
     1.2 Excluded Assets. Notwithstanding the generality of Section 1.1, those assets, properties and rights of Seller and its Affiliates described below, together with any assets described on Schedule 1.2 hereto, shall be retained by Seller or an Affiliate of Seller as the case may be (collectively, the “Excluded Assets”) and shall not be conveyed to Buyer:
          (a) the accounts receivable arising from the rendering of services to patients at the Hospital, billed and unbilled, recorded or unrecorded, with collection agencies or otherwise, accrued and existing in respect of services rendered up to the Closing Date (the “Accounts Receivable”);
          (b) all Seller records relating to the Excluded Assets and Excluded Liabilities (as defined below), as well as all records which by law Seller is required to maintain in its possession;
          (c) all rights in connection with and the assets of Seller’s or its Affiliates’ employee benefit plans;
          (d) all proceeds from insurance policies payable or paid to Seller to the extent such amounts reimburse Seller for amounts previously expended to repair or replace any Purchased Asset;
          (e) all contracts that are not identified on Schedule 1.1(g);
          (f) all rights of Seller under this Agreement and its related documents;
          (g) any narcotics located at or held for use at the Hospital;
          (h) all medical and billing records of patients discharged on or prior to the Closing Date;
          (i) Seller’s Medicare provider number;
          (j) The mobile mammography trailer previously located on the Real Property; and
          (k) the equipment and other tangible personal property described on Schedule 1.2 hereto.
     1.3 Assumed Liabilities. In connection with the conveyance of the Purchased Assets to Buyer, Buyer agrees to assume, as of the Closing, the future payment and performance of all obligations and liabilities accruing on or after the Closing Date with respect to the following (collectively, the “Assumed Liabilities”): (a) Buyer’s performance following the Closing Date under the Contracts assigned to Buyer; and (b) Buyer’s operation of the Hospital following the Closing Date. Buyer shall not be liable for any claims arising prior to Seller’s assignment and Buyer’s assumption of the Assumed Liabilities on the Closing Date.
     1.4 Excluded Liabilities. Except for the Assumed Liabilities, Buyer shall not assume and under no circumstances shall Buyer be obligated to pay or assume, and none of the assets of Buyer shall be or become liable for or subject to any liability, indebtedness, commitment, or obligation of Seller, whether known or unknown, fixed or contingent, recorded or unrecorded, currently existing or hereafter arising or otherwise (collectively, the “Excluded Liabilities”), including the following Excluded Liabilities:
          (a) any debt, obligation, expense or liability that is not an Assumed Liability;
          (b) claims or potential claims for medical malpractice or general liability relating to events asserted to have occurred prior to the Closing;
          (c) those claims and obligations (if any) specified in Schedule 1.4 hereto;
          (d) any liabilities or obligations associated with or arising out of any of the Excluded Assets;
          (e) liabilities and obligations of Seller and its Affiliates arising under the terms of the Medicare, Medicaid, CHAMPUS/TRICARE, Blue Cross, or other third party payor programs (provided, however, that Buyer’s post-Closing performance under any payor Contracts assigned to it by Seller shall not be deemed to be Excluded Liabilities);
          (f) federal, state or local tax liabilities or obligations of Seller in respect of periods prior to the Closing or resulting from the consummation of the transactions contemplated herein including, without limitation, any income tax, any franchise tax, any tax recapture, any sales and/or use tax, any state and local recording fees and taxes which may arise upon the consummation of the transactions contemplated herein, and any FICA, FUTA, workers’ compensation, and any and all other taxes or amounts due and payable as a result of the exercise by any employee at the Hospital of such employee’s right to, paid time off, vacation, sick leave, and holiday benefits accrued while in the employ of Seller, with the exception of any taxes or amounts due and payable as a result of the exercise by a Hired Employee of any extended illness benefit after the Closing;
          (g) liability for any and all claims by or on behalf of Seller’s employees relating to periods prior to the Closing including, without limitation, liability for any pension, profit sharing, deferred compensation, or any other employee health and welfare benefit plans, liability for any EEOC claim, ADA claim, FMLA claim, wage and hour claim, unemployment compensation claim, or workers’ compensation claim, and any liabilities or obligations to former employees of Seller under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended;
          (h) any obligation or liability accruing, arising out of, or relating to any federal, state or local investigations of, or claims or actions against, Seller or any of its Affiliates or any of their employees, medical staff, agents, vendors or representatives with respect to acts or omissions prior to the Closing;
          (i) any civil or criminal obligation or liability accruing, arising out of, or relating to any acts or omissions of Seller, its Affiliates or their directors, officers, employees and agents claimed to violate any constitutional provision, statute, ordinance or other law, rule, regulation, interpretation or order of any governmental entity;
          (j) liabilities or obligations arising as a result of any breach by Seller at any time of any contract or commitment that is not assumed by Buyer;

          (k) liabilities or obligations arising out of any breach of any Contract by Seller prior to the Closing;
          (l) any obligation or liability asserted under the federal Hill-Burton program or other restricted grant and loan programs with respect to the ownership or operation of the Hospital or the Purchased Assets;
          (m) any debt, obligation, expense, or liability of Seller arising out of or incurred solely as a result of any transaction of Seller occurring after the Closing or for any violation by Seller of any law, regulation, or ordinance at any time (including, without limitation, those pertaining to fraud, environmental, healthcare regulatory and ERISA matters);
          (n) all liabilities and obligations relating to any oral agreements, oral contracts or oral understandings with any referral sources including, but not limited to, physicians, unless reduced to writing and expressly assumed as part of the Contracts;
          (o) the trade accounts payable of Seller as of the Closing Date;
          (p) obligations and liabilities as of the Closing Date in respect of accrued paid time off benefits (with the exception of extended illness benefits exercised by Hired Employees after the Closing) of Seller’s employees at the Hospital, and related taxes.
     1.5 Consideration. In consideration for the Purchased Assets, the Buyer shall assume the Assumed Liabilities (the “Non-cash Consideration”) effective as of the Closing Date, and shall pay an amount equal to Ten Million Dollars ($10,000,000) (the “Cash Consideration” and, together with the Non-cash Consideration, the “Consideration”) which shall be paid by Buyer as follows:
          (a) The agreed value of the Accounts Receivable retained by Seller and not assumed by Buyer on the Closing Date is One Million Three Hundred Thousand Dollars ($1,300,000) (the “Agreed Receivable Value”), which will be offset from the Cash Consideration; and
          (b) The remainder of the Cash Consideration, an amount equal to Eight Million Seven Hundred Thousand Dollars ($8,700,000) (the “Closing Cash”), shall be paid to Seller at Closing by wire transfer of immediately available funds into account(s) designated by Seller. If not already funded by Seller at the time of Closing, a portion of the Closing Cash, in an amount sufficient to defease the portion of the Series 1998A Bonds attributable to the Hospital property, shall be deposited into a bond defeasance escrow account established by Seller (the “Bond Defeasance Escrow Account”).
     1.6 Prorations. Except as otherwise provided herein, within ninety (90) days after the Closing Date, Seller and Buyer shall prorate as of the Closing Date any amounts which become due and payable on or after the Closing Date with respect to (a) the Contracts, (b) ad valorem taxes, if any, on the Purchased Assets (which shall be prorated at the Closing), (c) personal property taxes on the Purchased Assets (which shall be prorated at the Closing) and (d) all utilities servicing any of the Purchased Assets, including water, sewer, telephone, electricity and gas service. Any such amounts which cannot be determined within ninety (90) days after the Closing Date shall be similarly prorated as soon as practicable thereafter.

     1.7 Environmental Report. Buyer has received a Report of a Preliminary Environmental Site Assessment of the Real Property and the Hospital, prepared by a firm selected by Buyer, and the scope, findings, and conclusions of such report shall have been satisfactory to Buyer, and Seller has received a Report of a Supplemental Environmental Site Assessment of the Real Property and the Hospital, prepared by a firm selected by Seller.
     1.8 Seller’s Operation of the Purchased Assets and Buyer’s Intended Use of the Purchased Assets. Seller and Buyer hereby acknowledge and agree that Seller has operated the Hospital and Purchased Assets as a department of Seller’s non-profit hospital and not as a free-standing healthcare facility with separate licenses and approvals. Upon and after Closing, Buyer will own, operate, and use the Hospital and the Purchased Assets as a freestanding psychiatric healthcare facility. Except as specifically set forth herein, Buyer makes no representation and warranty that the Purchased Assets are suitable for the operation of a for-profit free-standing health care company.
2. Closing.
     2.1 Closing. Subject to the satisfaction or waiver by the appropriate party of all of the conditions precedent to Closing specified in Sections 7 and 8 hereof, the consummation of the transactions contemplated by and described in this Agreement (the “Closing”) shall take place at 10:00 a.m. local time, at such location as agreed upon by the parties. The Closing shall occur within thirty (30) days following the satisfaction or waiver of the conditions set forth in Section 7 and Section 8, or on such other date as the parties may mutually designate in writing (the date of consummation is referred to herein as the “Closing Date”). Notwithstanding the foregoing, either party may terminate this agreement if the Closing has not occurred within forty-five (45) days following the execution of this Agreement.
     2.2 Actions of Seller at Closing. At the Closing and unless otherwise waived in writing by Buyer, Seller shall deliver to Buyer the following:
          (a) A Limited Warranty Deed, fully executed and in recordable form, conveying to Buyer good and marketable fee simple title to the Real Property described in Schedule 1.1(a) subject to the Permitted Encumbrances (as used in this Agreement, “good and marketable fee simple title” shall mean insurable by a national Title Company at standard rates);
          (b) A General Assignment, Conveyance and Bill of Sale in the form attached as Exhibit A, fully executed by Seller, conveying to Buyer good and valid title to all tangible assets which are a part of the Purchased Assets and valid title to all intangible assets which are a part of the Purchased Assets, free and clear of all liabilities, claims, liens, security interests and restrictions other than the Assumed Liabilities and Permitted Encumbrances;
          (c) An Assignment and Assumption Agreement in the form attached as Exhibit B (the “Assignment and Assumption Agreement”), fully executed by Seller, conveying to Buyer Seller’s interest in the Contracts;
          (d) All instruments and documents reasonably required by the Title Company (as defined in Section 5.3 hereof) to issue the Title Policy (as defined in Section 5.3 hereof) as described in and provided by Section 7.3 hereof;

          (e) Ancillary Services Agreements between the Buyer and Seller on terms and conditions that are fair market value through which services are provided that meet quality and performance standards currently available to Buyer in the market (the “Ancillary Services Agreements”), including, without limitation, the Clinical Laboratory Services Agreement in the form attached as Exhibit C, the Laundry Services Agreement in the form attached as Exhibit D, the Food and Nutrition Services Agreement in the form attached as Exhibit E, and a Chilled Water and Steam Services Agreement in the form attached as Exhibit F, each fully executed by the Seller;
          (f) Copies of resolutions duly adopted by the Board of Directors of Seller, authorizing and approving its performance of the transactions contemplated hereby and the execution and delivery of this Agreement and the documents described herein, certified as true and of full force as of the Closing, by the appropriate officers of Seller;
          (g) An Employee Assistance Program Agreement between Buyer and Seller in the form attached as Exhibit G, pursuant to which Buyer shall provide to Seller exclusive twenty-four (24) hour per-day, seven (7) day per-week psychiatric call coverage for a period of six (6) years (the “Employee Assistance Program Agreement”);
          (h) The Psychiatric Clinical Assessment Agreement executed by Seller in the form attached as Exhibit H, pursuant to which Buyer shall provide to Seller exclusive twenty-four (24) hour per-day, seven (7) day per-week psychiatric clinical assessment and call coverage for a period of six (6) years (the “Psychiatric Clinical Assessment Agreement”);
          (i) An easement agreement fully executed by Seller granting Buyer a non-exclusive easement for access, ingress and egress from Don Hastings Road (Garden Walk Blvd.) to the Real Property, across the portion of Seller’s adjacent property shown as “Proposed Access Easement” on that certain ALTA/ACSM Land Title Survey for Southern Regional Medical Center RiverWoods Institute, prepared by Integrated Science & Engineering, dated June 5, 2008, with terms and conditions satisfactory to Buyer and in the form attached as Exhibit I (the “Access Easement Agreement”);
          (j) A telephone line use agreement (“D-Mark Agreement”) fully executed by Seller providing Buyer the right to use a D-Mark device installed on Seller’s property, with terms and conditions satisfactory to Buyer and in the form attached as Exhibit J;
          (k) An agreement regarding the use of the “Detention Pond” shown and depicted on the Plat of Survey at the southernmost end of the Real Property, fully executed by Seller and in the form attached as Exhibit K (the “Detention Pond Agreement”);
          (l) The springing escrow agreement among Buyer, Seller and LaSalle Bank, N.A., in the form attached as Exhibit L (the “Springing Escrow Agreement”), fully executed by Seller;
          (m) An opinion of counsel to Seller in the form attached as Exhibit M;
          (n) An amendment of that certain August 14, 1997 Restated Lease Agreement by and between the Hospital Authority and the Seller in the form attached as Exhibit N, removing the Real Property and the Hospital from the premises leased to Seller, and releasing and discharging the Hospital Authority and the Seller from obligations arising thereunder which relate to the Real Property and the Hospital, and waiving the Hospital Authority’s reversionary interests and rights of first refusal in and to the Real Property and the Hospital;
          (o) Copies of resolutions duly adopted by the Hospital Authority of Clayton County, Georgia (“Hospital Authority”), authorizing and approving: (i) the Hospital Authority’s transfer of the Real Property to the Seller; (ii) Seller’s performance of the transactions contemplated hereby; (iii) the waiver of the Hospital Authority’s reversionary rights and rights of first refusal in and to the Real Property and the Hospital; and (iv) the execution and delivery of this Agreement and the documents described herein, certified as true and of full force as of the Closing, by the appropriate officers;
          (p) Certificates of the President or a Vice President of Seller, certifying that each covenant and agreement of Seller to be performed or prior to or as of the Closing pursuant to this Agreement has been performed and each representation and warranty of Seller is true and correct in all material respects on the Closing Date, as if made on and as of the Closing;
          (q) Certificates of incumbency for the officers of Seller executing this Agreement or making certifications for the Closing dated as of the Closing Date;
          (r) Certificates of existence and good standing of Seller from the State of Georgia, dated the most recent practical date prior to the Closing;
          (s) All Certificates of Title and other documents (if any) evidencing an ownership interest conveyed as part of the Purchased Assets;
          (t) Written consents to assignment from the third parties to the Contracts identified on Schedule 3.20(d);
          (u) A quit-claim deed fully executed by the Hospital Authority in recordable form, conveying to Buyer all of the Hospital Authority’s right, title and interest in and to the Real Property;
          (v) A certificate of non-foreign status certifying that Seller is not a foreign person for purposes of the Foreign Investment in Real Property Act;
          (w) An affidavit sufficient to demonstrate that Seller is exempt from the withholding requirements of Section 48-7-128 of the Official Code of Georgia Annotated;
          (x) A real property transfer tax declaration in the form required by the State of Georgia;
          (y) Title to the Ford passenger van to be transferred to Buyer as part of the Purchased Assets;
          (z) An assignment and amendment agreement with terms and conditions satisfactory to Buyer, duly amending and assigning to Buyer that certain Physician Employment Agreement by and between Southern Crescent Physicians Group, Inc. and Elmer H. Harden, M.D., dated July 1, 2007, duly executed by Elmer H. Harden, M.D. and Southern Crescent Physicians Group, Inc.;

          (aa) Evidence reasonably satisfactory to Buyer that the Bond Defeasance Escrow Account has been established by Seller; and
          (bb) Such other instruments and documents as Buyer reasonably deems necessary to effect the transactions contemplated hereby.
     2.3 Actions of Buyer at Closing. At the Closing and unless otherwise waived in writing by Seller, Buyer shall deliver to Seller the following:
          (a) The Closing Cash in accordance with Section 1.5 hereof;
          (b) The Assignment and Assumption Agreement, fully executed by Buyer, pursuant to which Buyer shall assume the future performance of the Contracts as herein provided;
          (c) The Ancillary Services Agreements, fully executed by Buyer;
          (d) Evidence of Acadia Healthcare Company, LLC’s guarantee of Buyer’s payment obligations hereunder;
          (e) Copies of resolutions duly adopted by the Board of Managers of Buyer, authorizing and approving Buyer’s performance of the transactions contemplated hereby and the execution and delivery of this Agreement and the documents described herein, certified as true and in full force as of the Closing, by the appropriate officers of Buyer;
          (f) Certificates of the President or a Vice President of Buyer, certifying that each covenant and agreement of Buyer to be performed prior to or as of the Closing pursuant to this Agreement has been performed and each representation and warranty of Buyer is true and correct on the Closing Date, as if made on and as of the Closing;
          (g) Certificates of incumbency for the officers of Buyer executing this Agreement or making certifications for the Closing dated as of the Closing Date;
          (h) Certificates of existence and good standing of Buyer from the State of Delaware, dated the most recent practical date prior to Closing and evidence that Buyer is qualified to do business in the State of Georgia;
          (i) The Detention Pond Agreement, fully executed by Buyer;
          (j) The Psychiatric Clinical Assessment Agreement, fully executed by Buyer;
          (k) The Springing Escrow Agreement, fully executed by Buyer;
          (l) The Access Easement Agreement, fully executed by Buyer;
          (m) The Employee Assistance Program Agreement, fully executed by Buyer;
          (n) The D-Mark Agreement, fully executed by Buyer; and

          (o) Such other instruments and documents as Seller reasonably deems necessary to effect the transactions contemplated hereby; including, without limitation, those requested by the Title Company to issue the Title Policy at Closing, as set forth in Section 7.3 below.
3. Representations and Warranties of Seller. For the purposes of this Agreement, “Knowledge of Seller” or “Seller’s Knowledge” means the actual knowledge of Edward J. Bonn, Richard G. Stovall, Matthew Czaga and Maria Kulma, after due inquiry into the matter in question, as such knowledge may exist as of the date hereof and as of the Closing Date. As of the date hereof, and, when read in light of any Schedules which have been updated in accordance with the provisions of Section 14.1 hereof, as of the Closing Date, Seller represents and warrants to Buyer the following:
     3.1 Existence and Capacity. Seller is a non-profit corporation, duly organized and validly existing in good standing under the laws of the State of Georgia. Seller has the requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to conduct its business as now being conducted.
     3.2 Powers; Consents; Absence of Conflicts With Other Agreements, Etc. The execution, delivery, and performance of this Agreement by Seller, and all other agreements referenced herein, or ancillary hereto, to which Seller is a party, and the consummation of the transactions contemplated herein by Seller:
          (a) are within its corporate powers, are not in contravention of law or of the terms of its organizational documents, and have been duly authorized by all appropriate corporate action;
          (b) except as provided in Section 5.5, below, do not require any approval or consent of, or filing with, any governmental agency or authority bearing on the validity of this Agreement which is required by law or the regulations of any such agency or authority;
          (c) except as set forth on Schedule 3.2(c), will neither conflict with, nor result in any breach or contravention of, or the creation of any lien, charge, or encumbrance under, any debt instrument or other indenture, agreement, lease, instrument or understanding to which it is a party or by which it is bound;
          (d) will not, to the Knowledge of Seller, violate any statute, law, rule, regulation or any judgment, writ, injunction, decree, or order of any governmental authority.
     3.3 Binding Agreement. This Agreement and all agreements to which Seller will become a party pursuant hereto are and will constitute the valid and legally binding obligations of Seller and are and will be enforceable against Seller in accordance with the respective terms hereof or thereof.
     3.4 Financial Statements. Seller has delivered to Buyer true and correct copies of the following financial statements of or pertaining to the Hospital and its operations (“Financial Statements”); which Financial Statements are maintained on an accrual basis, and copies of which are attached hereto as Schedule 3.4:

          (a) audited balance sheets, income statements, and statements of cash flows for the Seller for the fiscal years ended 2007, 2006 and 2005
          (b) unaudited balance sheets, income statements, and statements of cash flows for the Seller for interim period ended June, 2008;
          (c) unaudited, internal department financial and operation reports pertaining to the Hospital for fiscal years ended 2007, 2006, 2005, 2004, 2003, 2002; and
          (d) unaudited, internal department financial and operation reports pertaining to the Hospital for fiscal year ended June, 2008 (“Financial Statement Date”).
     Such Financial Statements were prepared in the normal course of business based upon the books and records of the Hospital as historically maintained and fairly represent, in all material respects, the Hospital’s financial condition and results of operations as of the dates indicated thereon. To the Knowledge of Seller, except as disclosed on Schedule 3.4, Seller does not have any liabilities or obligations related to the Purchased Assets or the Hospital, whether contingent or absolute, direct or indirect, or matured or unmatured which would have a Material Adverse Effect (as defined in Section 14.19) on the financial condition of the Hospital.
     3.5 Certain Post Financial Statement Date Results. Except as set forth in Schedule 3.5 hereto, since the Financial Statement Date set forth in Section 3.4 there has not been any:
          (a) material damage, destruction, or loss (whether or not covered by insurance) affecting the tangible Purchased Assets;
          (b) event, change or occurrence which has or could reasonably be expected to have a Material Adverse Effect;
          (c) threatened employee strike, work stoppage, or labor dispute pertaining to the Hospital;
          (d) sale, assignment, transfer, or disposition of any item of property, plant or equipment included in the Purchased Assets having a value in excess of One Thousand Dollars ($1,000) (other than supplies), except in the ordinary course of business with comparable replacement thereof;
          (e) general increases in the compensation payable by Seller to any of its employees or independent contractors providing services to the Hospital, or any increase in, or institution of, any bonus, insurance, pension, profit-sharing or other employee benefit plan, remuneration or arrangements made to, for or with such employees;
          (f) changes in the composition of the medical staff of the Hospital, other than normal turnover occurring in the ordinary course of business;
          (g) changes in the rates charged by the Hospital for their services, other than those made in the ordinary course of business;

          (h) changes in accounting methods or practices or changes in depreciation or amortization policies, employed by the Seller with respect to the Hospital;
          (i) transactions pertaining to the Hospital by Seller outside the ordinary course of business.
     3.6 Licenses. The Hospital is or will be duly licensed, as of the date of Closing, as a psychiatric hospital pursuant to the applicable laws of the State of Georgia. All other ancillary departments of Hospital, if any, which are required to be specially licensed are duly licensed by the Georgia Department of Human Resources Office of Regulatory Services, Health Care Section, or other appropriate licensing agency (“ORS”). Seller has all other licenses, registrations, permits, and approvals which are needed or required by law to operate the businesses related to or affecting the Hospital or any ancillary services related thereto. Seller has delivered to Buyer an accurate list (Schedule 3.6 ) of all such licenses, registrations, permits and approvals owned or held by Seller relating to the ownership or operation of the Hospital or the Purchased Assets, all of which are now and as of the Closing shall be in good standing and, to the Knowledge of Seller, not subject to meritorious challenge.
     3.7 Certificates of Need. Seller has delivered to Buyer a copy of the Certificate of Need decision dated November 5, 1990, approving Seller’s application for the Hospital, as well the February 22, 2008 letter from the Georgia Department of Community Health, Division of Health Planning (“DCH”) confirming that no further Certificate of Need review or approval is required with respect to the sale of the Hospital (Schedule 3.7). No Certificate of Need applications, requests for letters of nonreviewability or determination requests pertaining to the Hospital are currently pending. As used herein, “Certificate of Need” means a written statement issued by DCH evidencing community need for a new, converted, expanded or otherwise significantly modified health care facility, health service or capital expenditure.
     3.8 Medicare Participation/Accreditation. The Hospital is qualified for participation in the Medicare, Medicaid and CHAMPUS/TRICARE programs through the provider contracts of Southern Regional Medical Center, is in material compliance with the conditions of participation in such programs, and has received all approvals or qualifications necessary for reimbursement for the Hospital. The services provided by the Hospital are duly accredited as part of Southern Regional Medical Center’s accreditation, with no contingencies, by the Joint Commission for the three (3) year period specified on Schedule 3.8. A copy of the most recent accreditation letter from the Joint Commission pertaining to the Hospital has been made available to Buyer. All billing practices of Seller with respect to the Hospital to all third party payors, including the Medicare, Medicaid and CHAMPUS/TRICARE programs and private insurance companies, have been in material compliance with all applicable laws, regulations and policies of such third party payors including the Medicare, Medicaid and CHAMPUS/TRICARE programs, and to the Knowledge of Seller, neither Seller nor the Hospital have billed or received any payment or reimbursement in excess of amounts allowed by law. Seller has not been excluded from participation in the Medicare, Medicaid or CHAMPUS/TRICARE programs, nor, to the Knowledge of Seller, is any such exclusion threatened. Based upon and in reliance upon Seller’s review of (i) the “list of Excluded Individuals/Entities” on the website of the United States Health and Human Services Office of Inspector General (http://oig.hhs.gov/fraud/exclusions.html), and (ii) the “List of Parties Excluded From Federal Procurement and Nonprocurement Programs” on the website of the United States General

Services Administration (http://www.arnet.gov/epls/), none of the officers, directors or managing employees of Seller have been excluded from participation in the Medicare, Medicaid or CHAMPUS/TRICARE programs. Except as set forth in a writing delivered by Seller to Buyer which specifically makes reference to this Section 3.8 or as set forth on Schedule 3.8, Seller has not received any written notice pertaining to the Hospital from any of the Medicare, Medicaid or CHAMPUS/TRICARE programs, or any other third party payor programs of any pending or threatened investigations or surveys (other than surveys in the ordinary course of business).
     3.9 Regulatory Compliance. Except as set forth in a writing delivered by Seller to Buyer which specifically makes reference to this Section 3.9 or as set forth on Schedule 3.9, the operations of the Hospital are in material compliance with all applicable statutes, rules, regulations, and requirements of the Government Entities having jurisdiction over the Hospital and the operations of the Hospital or its related ancillary services. As used herein, “Government Entity” means any government or any agency, bureau, board, directorate, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local. Seller has timely filed all reports, data, and other information required to be filed with the Government Entities and, to the Knowledge of Seller, neither Seller nor any of its employees have committed a violation of federal or state laws regulating health care fraud, including but not limited to the federal Anti-Kickback Law, 42 U.S.C. §1320a-7b, the Physician Self-Referral Law, 42 U.S.C. §1395nn, as amended, and the False Claims Act, 31 U.S.C. §3729, et seq. The Hospital is in compliance in all material respects with the administrative simplification provisions required under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), including the electronic data interchange regulations and the health care privacy and security regulations, as of the applicable effective dates for such requirements.
     3.10 Equipment. Since the Financial Statement Date, Seller has not sold or otherwise disposed of any item of equipment having a value in excess of One Thousand Dollars ($1,000) associated with, or constituting any part of, the Hospital and the Purchased Assets.
     3.11 Real Property. As of the Closing, Seller owns good and marketable fee simple title to the Real Property. The Real Property will be conveyed to Buyer free and clear of any and all liens, encumbrances or other restrictions except those more particularly described in Schedule 3.11 hereto and approved by Buyer (the “Permitted Encumbrances”). With respect to the Real Property:
          (a) Except as described on Schedule 3.1 1(a), Seller has not received during the past five (5) years notice of a violation of any applicable ordinance or other law, order, regulation, or requirement and has not received notice of condemnation, lien, assessment, or the like relating to any part of the Real Property or the operation thereof;
          (b) Seller has not received notice that the Real Property and its operation violate any applicable zoning ordinances, nor, to the Seller’s Knowledge, will the Buyer’s operation of a psychiatric hospital on the Real Property result in a violation of any applicable zoning ordinance or the termination of any applicable zoning variance now existing, and Seller has received no written notice that the buildings and improvements constituting the Real Property are noncompliant with any building codes;

          (c) Except as described on Schedule 3.11(c), the Real Property is subject to no easements, restrictions, ordinances, or such other limitations on title so as to make such property unusable for its current use or the title uninsurable or unmarketable or which materially restrict or impair the use, marketability or insurability of the Real Property;
          (d) Except as described on Schedule 3.11(d) and subject to any applicable “grandfathered” or other pre-existing rights and conditions under the Accessibility Laws (as hereafter defined), to Seller’s Knowledge, the Real Property is in required compliance in all material respects with the applicable provisions of the Rehabilitation Act of 1973, Title III of the Americans with Disabilities Act, and the provisions of any comparable state statute relative to accessibility (these laws are referred to, collectively, as the “Accessibility Laws”), and there is no pending, or to the Knowledge of Seller, threatened litigation, administrative action or complaint (whether from state, federal or local government or from any other person, group or entity) relating to compliance of any of the Real Property with the Accessibility Laws;
          (e) Except as described on Schedule 3.11(e), there are no tenants or other persons or entities occupying any space in the Real Property, other than pursuant to tenant leases described in Schedule 3.11(e) and no tenants have paid rent in advance for more than one month and no improvement credit or other tenant allowance of any nature is owed to any tenant, nor is any landlord improvement work required, except as disclosed in Schedule 3.11;
          (f) Schedule 3.11(f) sets forth a “rent roll” which sets forth for any leases at the Hospital where Seller or an Affiliate is landlord: (i) the names of then current tenants; (ii) the rental payments for the then current month under each of the leases; (iii) a list of all then delinquent rental payments; (iv) a list of all concessions granted to tenants; (v) a list of all tenant deposits and a description of any application thereof, and (vi) a list of all uncured material defaults under the leases known to Seller;
          (g) Except as described on Schedule 3.11(g), Seller has not received any written notice of any existing, proposed or contemplated plans to modify or realign any street or highway or any existing, proposed or contemplated eminent domain proceeding that would result in the taking of all or any part of the Real Property or that would materially and adversely affect the current use of any part of the Real Property;
          (h) Except as described on Schedule 3.11(h), to Seller’s Knowledge, the Real Property is not located within a one hundred year flood plain or an area identified by the Secretary of Housing and Urban Development as having “special flood hazards,” as such term is used in the National Flood Insurance Act of 1968, as amended and supplemented by The Flood Disaster Protection Act of 1973, and in regulations, interpretations and rulings thereunder; and
          (i) Except as described on Schedule 3.11(i). to Seller’s Knowledge, the existing improvements located upon the Real Property do not encroach upon adjacent premises or upon existing utility company easements and existing restrictions are not violated by the improvements located on the Real Property.
     3.12 Title. As of the Closing, Seller shall own and hold good and marketable title to all of the Purchased Assets, and at the Closing Seller will assign and convey to Buyer good and marketable title to all of the Purchased Assets, or any part thereof, subject to no mortgage, lien, pledge, security interest, conditional sales agreement, right of first refusal, option, restriction, liability, encumbrance, or charge other than the Permitted Encumbrances.
     3.13 Employee Benefit Plans. Attached hereto is an accurate list (Schedule 3.13) of all “employee welfare benefit plans” and “employee pension benefit plans,” as such terms are defined by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any other group employee benefit plan, agreement, arrangement or plans, arrangements and understanding maintained for the benefit of Seller (collectively, the “Employee Benefit Plans”) which relate to the Hospital. To the Knowledge of Seller, neither Seller nor any affiliate of Seller has taken any action, or omitted to take any action, with respect to the Employee Benefit Plans which would or could be expected to result in a Lien on any of the Purchased Assets.
     3.14 Litigation or Proceedings. Seller has delivered to Buyer an accurate list (Schedule 3.14) of all material litigation with respect to the Hospital or the Purchased Assets. Seller is not in default under any order of any court or federal, state, municipal, or other governmental department, commission, board, bureau, agency or instrumentality wherever located related to the Hospital or the Purchased Assets. Except as set forth in a writing delivered by Seller to Buyer which specifically makes reference to this Section 3.14 or as set forth on Schedule 3.14, there are no claims, actions, suits, proceedings, or investigations pending, or to the Knowledge of Seller, threatened against or related to the Hospital or the Purchased Assets, at law or in equity, or before or by any federal, state, municipal, or other governmental department, commission, board, bureau, agency, or instrumentality wherever located.
     3.15 Environmental Laws. As of the Closing, except as set forth on Schedule 3.15 hereto: (i) the Real Property is not subject to any environmental hazards, risks or liabilities, (ii) the Real Property is not in violation of any federal, state or local statutes, regulations, laws or orders pertaining to the protection of human health and safety or the environment (collectively, “Environmental Laws”), including, without limitation, the Comprehensive Environmental Response Compensation and Liability Act, as amended (“CERCLA”), and the Resource Conservation and Recovery Act, as amended (“RCRA”) and (iii) Seller has not received any notice alleging or asserting either a violation of any Environmental Law or a legal obligation to investigate, assess, remove, or remediate any property that is an Asset under this Agreement, including but not limited to the Real Property, under or pursuant to any Environmental Law. Except as set forth on Schedule 3.15 hereto, no Hazardous Substances (which for purposes of this Section 3.15 shall mean and include polychlorinated biphenyls, asbestos, and any hazardous substances, materials, constituents, or wastes which are regulated by any Environmental Law, including, without limitation, CERCLA and RCRA) have been, and through the Closing Date will be, possessed, managed, processed, released, handled, disposed of on or released or discharged from or onto, or threatened to be released from or onto, the Real Property (including groundwater) by Seller, or to Seller’s Knowledge, any third party, in violation of any applicable Environmental Law. Except as set forth on Schedule 3.15 hereto, neither Seller, nor to Seller’s Knowledge, any prior owners, operators or occupants of the Real Property, have allowed any Hazardous Substances to be discharged, possessed, managed, processed, released, or otherwise handled on the Real Property in a manner which is in violation of any Environmental Law, and Seller has complied with all Environmental Laws applicable to any part of the Real Property. Seller shall immediately notify Buyer should Seller become aware of any lien, notice, litigation, or threat of litigation relating to any alleged or actual unauthorized release of any Hazardous Substance with respect to any part of the Real Property. Except as set forth on Schedule 3.15 hereto, to the Knowledge of Seller, the physical plants constituting a portion of the Purchased Assets do not contain regulated asbestos-containing material in any form. Without in any way limiting the generality of the foregoing, to the Knowledge of Seller: (i) all underground storage tanks located on the Real Property and all information in Seller’s possession relating to the capacity, uses, dates of installation and contents of such tanks located on the Real Property are identified in Schedule 3.15; (ii) there are no, nor have there ever been, any collection dumps, pits, and disposal facilities or surface impoundments located on the Real Property for the containment of Hazardous Substances except as identified in Schedule 3.15; and (iii) all existing underground storage tanks have been maintained in material compliance with all Environmental Laws.
     3.16 Hill-Burton and Other Liens. The Hospital and Purchased Assets are not subject to any loans, grants or loan guarantees pursuant to the Hill-Burton Act program, the Health Professions Educational Assistance Act, the Nurse Training Act, the National Health Planning and Resources Development Act, and the Community Mental Health Centers Act, as amended, or similar laws or acts relating to healthcare facilities. The transactions contemplated hereby will not result in any obligation on Buyer or any of its Affiliates to repay any of such loans, grants or loan guarantees.
     3.17 Taxes. With respect to the Hospital and Purchased Assets, Seller has filed all federal, state and local tax returns required to be filed by it (all of which are true and correct in all material respects) and has duly paid or made provision for the payment of all taxes (including any interest or penalties and amounts due state unemployment authorities) which are due and payable to the appropriate tax authorities. Seller has withheld proper and accurate amounts from its employees’ compensation in compliance with all withholding and similar provisions of the Internal Revenue Code of 1986 (the “Code”), including employee withholding and social security taxes, and any and all other applicable laws. No deficiencies for any of such taxes have been asserted or threatened, and no audit on any such returns is currently under way or threatened. There are no outstanding agreements by Seller for the extension of time for the assessment of any such taxes. Seller has not taken and will not take any action in respect of any federal, state or local taxes (including, without limitation, any withholdings required to be made in respect of employees) which may have an adverse impact upon the Hospital or the Purchased Assets as of or subsequent to Closing. There are no tax liens on any of the Purchased Assets and, to the Knowledge of Seller, no basis exists for the imposition of any such liens (other than for liens that arise for taxes that are not yet due and payable).
     3.18 Employee Relations.
          (a) Except as set forth on Schedule 3.18 hereto, there has not been within the last three (3) years, there is not presently pending, or to the Knowledge of Seller threatened, and no event has occurred or circumstance exists that could provide the basis for any strike, slowdown, picketing, work stoppage, or employee grievance process, or any proceeding against or affecting the Hospital relating to an alleged violation of any legal requirements pertaining to labor relations, including any charge, complaint, or unfair labor practices claim filed by an employee, union, or other person with the National Labor Relations Board or any comparable governmental body, organizational activity, or other labor dispute against or affecting the Hospital. With respect to the Hospital employees, no collective bargaining agreement exists or is currently being negotiated by Seller; no application for certification of a collective bargaining agent is pending; no demand has been made for recognition by a labor organization; no union representation question exists; no union organizing activities are taking place; and none of the Hospital employees is represented by any labor union or organization.
          (b) Seller has complied in all respects with all material legal requirements relating to employment; employment practices; terms and conditions of employment; equal employment opportunity; nondiscrimination; immigration; wages; hours; benefits; payment of employment, social security, and similar taxes; occupational safety and health; and plant closing related to the Hospital. To Seller’s Knowledge, Seller is not liable for the payment of any compensation, damages, taxes, fines, penalties, interest, or other amounts, however designated, for failure to comply with any of the foregoing legal requirements. Except as set forth in Schedule 3.18(b), there are no pending or, to the Knowledge of Seller, threatened claims before the Equal Employment Opportunity Commission (or comparable state agency), complaints before the Occupational Safety and Health Administration (or comparable state agency), wage and hour claims, unemployment compensation claims, workers’ compensation claims, or the like related to the Hospital.
          (c) Seller has provided to Buyer the personnel records of all of Seller’s employees who provide services at the Hospital and the salary or wage records for such employees including records reflecting sick, paid-time-off, vacation leave, and extended illness benefits that is accrued or credited but unused or unpaid. Seller has provided to Buyer copies of each employment, consulting, independent contractor, bonus, or severance agreement to which Seller is a party and which relates to the operation of the Hospital. Schedule 3.18(c) sets forth the employees who had an “employment loss,” as such term is defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”), within the ninety (90) days preceding the Closing; in relation to the foregoing, Seller has not violated the WARN Act or any similar state or local legal requirements. To the Knowledge of Seller, no officer, director, agent, employee, consultant, or independent contractor of Seller is bound by any contract that purports to limit the ability of such officer, director, agent, employee, consultant, or independent contractor to engage in or continue or perform any conduct, activity, duties or practice relating to the business of Seller.
     3.19 Agreements and Commitments. Seller has delivered to Buyer an accurate list (Schedule 3.19) of all commitments, contracts, leases, and agreements, written or oral, which materially affect the Hospital, the Purchased Assets, or the operation of any thereof, to which Seller is a party or by which Seller, the Hospital, the Purchased Assets, or any portion thereof is bound, and which involve future payments, performance of services or delivery of goods to or by Seller in an amount or value in excess of One Thousand Dollars ($1,000), including, without limitation, (a) physician agreements, (b) agreements with health maintenance organizations, preferred provider organizations, or other alternative delivery systems, (c) joint venture or partnership agreements, (d) employment contracts or any other contracts, agreements, or commitments to or with individual employees or agents, (e) contracts or commitments materially affecting ownership of, title to, use of or any interest in real estate including any tenant leases, (f) equipment leases, (g) equipment maintenance agreements, (h) agreements with municipalities, (i) collective bargaining agreements or other contracts or commitments to or with any labor unions, labor organizations, or other employee representatives or groups of employees, (j) loan agreements, mortgages, liens, or other security agreements, (k) patent licensing agreements or any other agreements, licenses, or commitments with respect to patents, patent applications, trademarks, trade names, service marks, technical assistance, copyrights, or other like terms affecting the Hospital or the Purchased Assets, (1) contracts or commitments providing for payments based in any manner on the revenues or profits of the Hospital or the Purchased Assets, (m) agreements, licenses, or commitments relating to data processing programs, software, or source codes utilized in connection with the Hospital or the Purchased Assets, (n) contracts or commitments, whether in the ordinary course of business or not, which restrain, in any manner, the operations of the Hospital (including, but not limited to, noncompetition agreements), and (o) contracts or commitments, whether in the ordinary course of business or not, which involve future payments, performance of services or delivery of goods or material, to or by Seller of any amount or value in excess of Ten Thousand Dollars ($10,000) on an annual basis.
     3.20 The Contracts. Schedule 1.1(g) sets forth a complete and accurate list of the Contracts. Seller has made available to Buyer true and correct copies of the Contracts. Seller represents and warrants with respect to the Contracts that:
          (a) The Contracts constitute valid and legally binding obligations of Seller and are enforceable against Seller in accordance with their terms;
          (b) Each Contract constitutes the entire agreement by and between the respective parties thereto with respect to the subject matter thereof;
          (c) All obligations required to be performed by Seller under the terms of the Contracts have been performed in all material respects, and to Seller’s Knowledge no act or omission by Seller has occurred or failed to occur which, with the giving of notice, the lapse of time or both would constitute a default under the Contracts, and each of such Contracts is in full force and effect without default on the part of Seller;
          (d) Except as expressly set forth on Schedule 3.20(d), none of the Contracts requires consent to the assignment and assumption by Buyer, and Seller will use reasonable commercial efforts to obtain any required consents prior to the Closing; and
          (e) Except as expressly set forth on Schedule 3.20(e), the assignment of the Contracts to and assumption of such Contracts by Buyer will not result in any penalty or premium, or variation of the rights, remedies, benefits or obligations of any party thereunder.
     3.21 Supplies. The inventory and supplies constituting any part of the Purchased Assets are substantially of a quality and quantity usable and salable in the ordinary course of business of the Hospital. On the Closing Date, there shall be at least one week of supplies at the Hospital (other than narcotics).
     3.22 Insurance. Seller has delivered to Buyer an accurate schedule (Schedule 3.22) disclosing the insurance policies covering the ownership and operations of the Hospital and the Purchased Assets, which Schedule reflects the policies’ numbers, identity of insurers, amounts, and coverage. All of such policies are in full force and effect with no premium arrearage. Seller has given in a timely manner to its insurers all notices required to be given under its insurance policies with respect to all of the claims and actions covered by insurance, and no insurer has denied coverage of any such claims or actions. Except as set forth on Schedule 3.22, Seller has not (a) received any written notice or other communication from any such insurance company canceling or materially amending any of such insurance policies, and, to Seller’s Knowledge, no such cancellation or amendment is threatened or (b) failed to give any required notice or present any claim which is still outstanding under any of such policies with respect to the Hospital or any of the Purchased Assets.
     3.23 Medical Staff Matters. Seller has provided to Buyer a true, correct and complete copy of its medical staff bylaws, rules and regulations. The physicians listed on Schedule 3.23 hereto are current members in good standing of the active Medical Staff of Southern Regional Medical Center with privileges to perform medical services at the Hospital. There are no adverse actions pending with respect to any of the physicians listed on Schedule 3.23 or with any applicant for privileges at the Hospital, and there are no pending or, to the Knowledge of Seller, threatened disputes with any applicants, staff members, or health professional affiliates associated with the Hospital, and Seller knows of no basis therefore. There are no pending appeal periods applicable to any applicant of the Hospital or any of the physicians listed on Schedule 3.23.
     3.24 Experimental Procedures. During the past five (5) years, to Seller’s Knowledge, Seller has not performed or permitted the performance of any experimental or research procedures or studies involving patients in the Hospital not authorized and conducted in accordance with the procedures of the Southern Regional Medical Center Institutional Review Board.
     3.25 Condition of Assets. The tangible Purchased Assets are in good condition, ordinary wear and tear excepted. Except as expressly set forth in this Agreement, or the instruments of transfer of the Purchased Assets, Schedule 3.25 lists any material defects (which shall include for this purpose all known noncompliance with applicable building and safety codes and all known life safety issues) in the buildings, structures, facilities and major equipment of which Seller has Knowledge.
     3.26 Compliance Program. Seller has provided to Buyer a copy of its current compliance program materials, other than materials subject to a legal privilege which could be waived by such provision, including without limitation, all program descriptions, compliance officer and committee descriptions, ethics and risk area policy materials, training and education materials, auditing and monitoring protocols, reporting mechanisms, and disciplinary policies pertaining to the Hospital. Except as set forth in a writing delivered by Seller to Buyer which specifically makes reference to this Section 3.26 or to the extent set forth on Schedule 3.26, Seller (a) is not a party to a Corporate Integrity Agreement with the Office of Inspector General of the Department of Health and Human Services, (b) has no reporting obligations pursuant to any settlement agreement entered into with any governmental entity, (c) to Seller’s Knowledge, has not been the subject of any government payer program investigation conducted by any federal or state enforcement agency, (d) has not been a defendant in any qui tam/False Claims Act litigation, (e) has not been served with or received any search warrant, subpoena, civil investigative demand, contact letter, or telephone or personal contact by or from any federal or state enforcement agency (except in connection with medical services provided to third parties who may be defendants or the subject of investigation into conduct unrelated to the operation of the Hospital), and (f) has not received any complaints from employees, independent contractors, vendors, physicians, or any other person that would indicate that Seller has violated any law or regulation. Schedule 3.26 includes a description of each audit and investigation conducted by Seller pursuant to its compliance program during the last five (5) years and related to or involving the Hospital or the Purchased Assets. For purposes of this Agreement, the term “compliance program” refers to provider programs of the type described in the compliance guidance published by the Office of Inspector General of the Department of Health and Human Services.
     3.27 Full Disclosure. This Agreement and Schedules hereto, all Closing Documents (as defined below) and all due diligence materials and information furnished and to be furnished to Buyer and its representatives by Seller pursuant hereto do not and will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements made and to be made not misleading. Copies of all documents referred to in any Schedule hereto have been delivered or made available to Buyer and constitute true, correct and complete copies thereof and include all amendments, exhibits, schedules, appendices, supplements or modifications thereto or waivers thereunder. The term “Closing Documents” means those documents executed and delivered at the Closing pursuant to Section 2 above.
     3.28 No Broker. Except as set forth on Schedule 3.28, Seller has not and will not pay any broker, investment banker, financial advisor or other person or entity on a contingency fee basis in connection with the transactions contemplated by this Agreement. All fees payable to Stroudwater Associates are on an hourly basis with no contingency and are the sole responsibility of Seller.
     3.29 Bond Defeasance. Upon the sale and transfer of the Purchased Assets to Buyer hereunder, the Purchased Assets shall no longer be deemed to have been purchased or acquired using the proceeds of tax-exempt bonds or otherwise be subject to any of Seller’s trust indentures or other agreements related to Seller’s bond indebtedness.
4. Representations and Warranties of Buyer. For the purposes of this Agreement, “Knowledge of Buyer” or “Buyer’s Knowledge” means the actual knowledge of Trey Carter, Robert Swinson, Karen Prince and Tom Dodd, after due inquiry into the matter in question, as such knowledge may exist as of the date hereof and as of the Closing Date. As of the date hereof, and, when read in light of any Schedules which have been updated in accordance with the provisions of Section 14.1 hereof, as of the Closing Date, Buyer represents and warrants to Seller the following:
     4.1 Existence and Capacity. Buyer is a limited liability company, duly organized and validly existing in good standing under the laws of the State of Delaware. Buyer has the requisite power and authority to enter into this Agreement, to perform its obligations hereunder, and to conduct its business as now being conducted. Buyer is qualified to do business in the State of Georgia.
     4.2 Powers; Consents; Absence of Conflicts With Other Agreements, Etc. The execution, delivery, and performance of this Agreement by Buyer and all other agreements referenced herein, or ancillary hereto, to which Buyer is a party, and the consummation of the transactions contemplated herein by Buyer:

          (a) are within its corporate powers, are not in contravention of law or of the terms of its organizational documents, and have been duly authorized by all appropriate corporate action;
          (b) except as provided in Section 6.1, below, do not require any approval or consent of, or filing with, any governmental agency or authority bearing on the validity of this Agreement which is required by law or the regulations of any such agency or authority;
          (c) will neither conflict with, nor result in any breach or contravention of, or the creation of any lien, charge or encumbrance under, any indenture, agreement, lease, instrument or understanding to which it is a party or by which it is bound; and
          (d) will not, to the Knowledge of Buyer, violate any statute, law, rule, regulation or any judgment, writ, injunction, decree, or order of any governmental authority.
     4.3 Binding Agreement. This Agreement and all agreements to which Buyer will become a party pursuant hereto are and will constitute the valid and legally binding obligations of Buyer and are and will be enforceable against Buyer in accordance with the respective terms hereof and thereof.
     4.4 Available Capital. Buyer has a firm financing commitment or funds in amounts sufficient to pay the Cash Consideration and provide adequate working capital to operate the Hospital and will at the Closing have immediately available funds in cash, which are sufficient to:
          (a) pay the Cash Consideration; and
          (b) consummate the transactions contemplated in this Agreement.
Buyer will immediately notify Seller if, prior to Closing, Buyer learns that sufficient funds are or may be no longer available.
     4.5 Parent Company. The guarantor of the obligations of Buyer is Acadia Healthcare Company, LLC, sole member of Buyer.
     4.6 Litigation or Proceedings. Other than as set forth on Schedule 4.6, there is no proceeding pending or, to the Knowledge of Buyer, threatened against Buyer or Acadia Healthcare Company, LLC (or any affiliate thereof) (i) with respect to which there is a reasonable likelihood of a determination which, individually, or in the aggregate, would materially hinder or impair the consummation of the transactions contemplated by this Agreement or (ii) which seeks to enjoin or obtain damages in respect to the consummation of the transactions contemplated by this Agreement.
     4.7 Hospital Permit and Performance. To the Knowledge of Buyer, there are no facts or circumstances that may affect Buyer’s ability to obtain Joint Commission accreditation, a new permit from ORS, participate, to the extent allowed by law, in the Medicare and Medicaid programs, or to perform its obligations under this Agreement.

     4.8 Full Disclosure. This Agreement, all Closing Documents and all due diligence materials and information furnished and to be furnished to Seller and its representatives by Buyer pursuant hereto do not and will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements made and to be made not misleading; and, Buyer has no knowledge of Seller being in violation of any of Seller’s representations, warranties or covenants contained herein.
5. Covenants of Seller Prior to Closing. Between the date of this Agreement and the Closing (or earlier termination of this Agreement):
     5.1 Information. Seller shall afford to the officers and authorized representatives and agents (which shall include accountants, attorneys, bankers, and other consultants) of Buyer full and complete access at all reasonable times (i) to and the right to inspect the plants, properties, books, and records of the Hospital and (ii) to those officers, directors, employees, agents, counsel or representatives of Seller who have knowledge of the Hospital, Purchased Assets or business of the Hospital; and will furnish Buyer with such additional financial and operating data and other information as to the business and properties of Seller pertaining to the Hospital as Buyer may from time to time reasonably request without regard to where such information may be located. Buyer’s right of access and inspection shall be exercised in such a manner as not to interfere unreasonably with the operations of the Hospital or Seller, and shall be coordinated through Seller’s designated agents.
     5.2 Operations. Seller will:
          (a) carry on its business pertaining to the Hospital in substantially the same manner as presently conducted, and not make any material change in personnel, operations, finance, accounting policies, or real or personal property pertaining to the Hospital;
          (b) maintain the Hospital and all parts thereof in good operating condition, ordinary wear and tear excepted;
          (c) perform all of its obligations under agreements relating to or affecting the Hospital or the Purchased Assets;
          (d) keep in full force and effect present insurance policies or other comparable insurance pertaining to the Hospital and Purchased Assets; and
          (e) use reasonable commercial efforts to maintain and preserve its business organizations at the Hospital intact, retain its present Hospital employees and maintain its relationships with physicians, suppliers, customers, and others having business relations with the Hospital.
     5.3 Title Commitment. Seller, at its expense, shall obtain a current title commitment for the Real Property (the “Title Commitment”) issued by a national title insurance company (the “Title Company”), together with legible copies of all exceptions to title referenced therein. The Title Commitment shall set forth the state of title to the Real Property, together with all exceptions or conditions to such title, including, without limitation, all easements, restrictions, rights-of-way, covenants, reservations, and all other encumbrances affecting the Real Property which would appear in an owner’s title policy, if issued. The Title Commitment shall contain the express commitment of the Title Company to issue an Owner’s Title Policy (the “Title Policy”) to Buyer in an amount equal to Ten Million Dollars ($10,000,000), insuring good and marketable fee simple title to the Real Property with the standard printed exceptions endorsed or deleted in accordance with Section 7.3 hereof.
     5.4 Negative Covenants. Seller will not, without the prior written consent of Buyer:
          (a) amend or terminate any of the Contracts, enter into any contract or commitment, or incur or agree to incur any liability of or relating to the Hospital, except as provided herein or in the ordinary course of business of the Hospital and in no event greater than One Thousand Dollars ($1,000) per item;
          (b) enter into any contract or commitment related to the Hospital with physicians or other referral sources;
          (c) increase benefits arrangements or compensation payable or to become payable, or make any bonus payment to or otherwise enter into one or more bonus agreements (including, without limitation, adopt any employee retention plan or severance plan) with any Hospital employee, except in the ordinary course of business in accordance with existing personnel policies;
          (d) create, assume, or permit to exist any new debt, mortgage, pledge, or other lien or encumbrance upon any of the Purchased Assets (including, without limitation, any letter of credit), whether now owned or hereafter acquired;
          (e) acquire (whether by purchase or lease) or sell, assign, lease, or otherwise transfer or dispose of any property, plant, or equipment pertaining to the Hospital except in the normal course of business with comparable replacement thereof;
          (f) purchase capital assets or incur costs in respect of construction-in-progress pertaining to the Hospital in excess of Ten Thousand Dollars ($10,000) in the aggregate;
          (g) take any action outside the ordinary course of business of the Hospital or their related ancillary services except as provided in the written transition services plan mutually agreed upon by the parties;
          (h) sell, transfer, otherwise dispose of any Purchased Assets or reduce inventory of the Hospital except in the ordinary course of business;
          (i) enter into a collective bargaining agreement;
          (j) make charitable contributions on behalf of the Hospital other than the provision of indigent and charity care services consistent with historic practices;
          (k) change accounting, collection or payment practices, policies or assumptions in respect of the Hospital, except as required by law; or
          (l) enter into any agreement which would have a Material Adverse Effect on the Hospital.

     5.5 Governmental Approvals. Seller shall (i) use reasonable commercial efforts to obtain all governmental approvals (or exemptions therefrom), including, without limitation, approval from ORS, DCH and the Hospital Authority, necessary or required to allow Seller to perform its obligations under this Agreement; and (ii) assist and cooperate with Buyer and its representatives and counsel in obtaining all governmental approvals, licenses and permits (or exemptions therefrom) which Buyer deems necessary or appropriate and in preparing any document or other material which may be required by any governmental agency as a predicate to or as a result of the transactions contemplated herein.
     5.6 Additional Financial Information. Within two (2) business days after they are created (but in any event no later than twenty (20) days following the end of each calendar month prior to Closing), Seller shall deliver to Buyer true and complete copies of the internal department financial and operational reports (collectively, the “Interim Statements”) of, or relating to, the Hospital for each month then ended, together with a year-to-date summary. The Interim Statements will be based upon the books and records of the Hospital and fairly represent in all material respects its financial condition and results of operations as of the dates indicated thereon.
     5.7 No-Shop Clause. Seller agrees that it shall not, and shall direct and use its best efforts to cause its officers, directors, employees, agents and representatives (including any investment banker, attorney or accountant retained by it) not to: (i) offer for sale or lease all or any significant portion of the Purchased Assets or any ownership interest in any entity owning any of the Purchased Assets, (ii) solicit offers to buy all or any significant portion of the Purchased Assets or any ownership interest in any entity owning any of the Purchased Assets, (iii) initiate, encourage or provide any documents or information to any third party in connection with, discuss or negotiate with any person regarding any inquiries, proposals or offers relating to any disposition of all or any significant portion of the Purchased Assets or a merger or consolidation of any entity owning any of the Purchased Assets, or (iv) enter into any agreement or discussions with any party (other than Buyer) with respect to the sale, assignment, or other disposition of all or any significant portion of the Purchased Assets or any ownership interest in any entity owning any of the Purchased Assets or with respect to a merger or consolidation of any entity owning any of the Purchased Assets. Seller will notify Buyer in writing of any inquiry or proposal concerning any such transaction within three (3) business days of receiving such proposal.
     5.8 Insurance Ratings. Seller will take all action reasonably requested by Buyer to enable Buyer to succeed to the workers’ compensation and unemployment insurance ratings, and other ratings for insurance or other purposes established by Seller for the Hospital. Buyer shall not be obligated to succeed to any such ratings, except as it may elect to do so.
     5.9 Tail Coverage. Seller’s existing professional and general liability insurance policies shall continue to insure Seller for Excluded Liabilities to the same extent they did so prior to the Closing Date. If Seller alters, amends, terminates or changes its existing professional and general liability policies such that they no longer do so, Seller shall, at its sole cost, obtain “tail” insurance to insure against the professional and general liabilities of the Hospital prior to the Closing and at coverage levels equal to the current policies insuring Seller.

     5.10 Medical Staff Disclosure. Seller shall deliver to Buyer a written disclosure containing a brief description of all adverse actions taken against medical staff members or applicants of the Hospital during the past three (3) years which could be reasonably anticipated to result in claims or actions against Seller.
6. Covenants of Buyer Prior to Closing. Between the date of this Agreement and the Closing:
     6.1 Governmental Approvals. Buyer shall (i) use reasonable commercial efforts to obtain all governmental approvals, licenses and permits (or exemptions therefrom) that are attainable prior to Closing, which are necessary or required to allow Buyer to perform its obligations under this Agreement and to operate the Hospital as a freestanding behavioral health facility that is accredited by the Joint Commission (including, without limitation, any licenses, permits and approvals from the ORS and DCH, as necessary); and (ii) assist and cooperate with Seller and its representatives and counsel in obtaining all governmental consents, approvals, and licenses which Seller deems necessary or appropriate and in the preparation of any document or other material which may be required by any governmental agency as a predicate to or as a result of the transactions contemplated herein.
     6.2 Surveys. Seller shall deliver copies of all existing surveys, if any, of the Real Property to Buyer. Seller, at Buyer’s expense, has obtained current as-built surveys of the Real Property (collectively, the “Surveys”) and has provided a copy of such surveys to Buyer. The Surveys meet the requirements of an ALTA/ASCM survey. The Surveys (i) are currently dated; (ii) show the location on the Real Property of all improvements, fences, evidences of abandoned fences, lakes, ponds, creeks, streams, rivers, easements, roads, and rights-of-way; (iii) identify all easements and rights-of-way by reference to the recording information applicable to the documents creating such easements or rights-of-way; (iv) show any encroachments onto the Real Property from any adjacent property, any encroachments from the Real Property onto adjacent property, and any encroachments into any easement or restricted area within the Real Property; (v) locate all existing improvements (such as buildings, power lines, fences, and the like); (vi) locate all dedicated public streets or other roadways providing access to the Real Property, including all curb cuts and all alleys; (vii) locate all set-back lines and similar restrictions covering the Real Property or any part thereof and any violations of such restrictions; and (viii) show thereon a legal description of the boundaries of the Real Property by metes and bounds or other appropriate legal description. Each Survey shall contain the surveyor’s certification to Buyer, Seller, the Hospital Authority, and the Title Company that (i) the Survey was made on the ground; (ii) there are no visible or recorded easements, discrepancies, conflicts, encroachments, or overlapping of improvements except as shown on the Survey; (iii) the Survey correctly shows all visible or recorded easements or rights-of-way across the Real Property or any other easements or rights-of-way of which the surveyor has been advised, including, without limitation, those matters affecting title reflected in the Title Commitment; (iv) the Survey correctly shows the location of all buildings, structures, and other improvements situated on the Real Property; (v) the Survey conforms to all applicable minimum guidelines for surveys of comparable property as set forth in applicable laws, regulations, or professional standards; (vi) all means of ingress to and egress from the Real Property have been completed, dedicated, and accepted for public maintenance by the relevant municipal authority; (vii) except as shown thereon, the Real Property is not located within the 100 year flood plain or other flood hazard area; (viii) the Survey is a true, correct, and accurate representation of the Real Property; and (ix) such other matters as may be required by the Title Company to allow it to issue the Title Policy.
7. Conditions Precedent to Obligations of Buyer. Notwithstanding anything herein to the contrary, the obligations of Buyer to consummate the transactions described herein are subject to the fulfillment, on or prior to the Closing Date, of the following conditions precedent unless (but only to the extent) waived in writing by Buyer at the Closing:
     7.1 Representations/Warranties. The representations and warranties of Seller contained in this Agreement shall be true in all material respects when made and, when read in light of any Schedules which have been updated in accordance with the provisions of Section 14.1 hereof, as of the Closing Date as though such representations and warranties had been made on and as of such Closing Date. Each and all of the terms, covenants, and conditions of this Agreement to be complied with or performed by Seller on or before the Closing Date pursuant to the terms hereof shall have been duly complied with and performed or waived by Buyer at Closing.
     7.2 Pre-Closing Confirmations. Buyer shall have obtained documentation or other evidence satisfactory to Buyer in its reasonable discretion that Buyer has:
          (a) Received approval from all Government Entities (including, without limitation, ORS, DCH and the Hospital Authority) to the extent their approval is required to complete the transactions herein contemplated;
          (b) Received confirmation from DCH that no further Certificate of Need review or approval is required before Buyer acquires the behavioral health Certificate of Need of the Hospital;
          (c) Obtained reasonable assurances that Medicare and Medicaid certification of the Hospital for its operation by Buyer, as permitted by law, will be effective as of the Closing or a reasonable date thereafter and that Buyer may participate in and receive reimbursement from such programs;
          (d) Obtained reasonable assurances that the Purchased Assets conveyed to Buyer do not constitute collateral for any bond financing obtained by Seller; and
          (e) Obtained such other consents and approvals as may be legally or contractually required for the consummation of the transactions described herein.
     7.3 Title Policy. At the Closing, Seller shall, at its sole cost and expense, cause a pro forma of the Title Policy (or marked Title Commitment containing no additional exceptions to title to the Real Property) to be furnished to Buyer by the Title Company. The Title Policy shall be issued on an ALTA Form 1992 Owner’s Title Policy in an amount equal to Ten Million Dollars ($10,000,000) and shall insure to Buyer good and marketable, fee simple title to the Real Property subject only to (i) the Permitted Encumbrances, and (ii) taxes for the current and subsequent years “not yet due and payable.” The Title Policy shall have all standard and general exceptions deleted so as to afford full “extended form coverage.”

     7.4 Actions/Proceedings. No action or proceeding before a court or any other governmental agency or body shall have been instituted or threatened to restrain or prohibit the transactions herein contemplated, and no governmental agency or body shall have taken any other action or made any request of any party hereto as a result of which Buyer reasonably and in good faith deems it inadvisable to proceed with the transactions hereunder.
     7.5 Adverse Change. Since the date hereof, there shall not have occurred any event, change or occurrence that has or could reasonably be expected to have a Material Adverse Effect on the Hospital, and Seller shall not have suffered any material change, loss or damage to the Purchased Assets, whether or not covered by insurance.
     7.6 Insolvency. Seller shall not (i) be in receivership or dissolution, (ii) have made any assignment for the benefit of creditors, (iii) have admitted in writing its inability to pay its debts as they mature, (iv) have been adjudicated a bankrupt, or (v) have filed a petition in voluntary bankruptcy, a petition or answer seeking reorganization, or an arrangement with creditors under the federal bankruptcy law or any other similar law or statute of the United States or any state, nor shall any such petition have been filed against Seller (individually, an “Insolvency Event”, and, collectively, “Insolvency Events”)
     7.7 Consents to Assignments. All consents of third parties which are reasonably necessary, in the opinion of Buyer, to complete effectively the transactions herein contemplated shall have been obtained and are in form and substance approved by Buyer.
     7.8 Vesting/Recordation. Seller shall have furnished to Buyer, in form and substance reasonably satisfactory to Buyer, assignments or other instruments of transfer and consents and waivers by others, necessary or appropriate to transfer to and effectively vest in Buyer all right, title, and interest in and to the Purchased Assets, in proper statutory form for recording if such recording is necessary or appropriate.
     7.9 Due Diligence. Buyer shall have completed its own due diligence investigation of the operation of the Hospital, the results of which shall have been deemed satisfactory in the sole discretion of Buyer, its agents, employees and representatives.
     7.10 Employee Matters. Seller shall have paid to its Hospital employees any unused paid time off (except for any extended illness benefits) accrued while in the employ of Seller as of the pay period ending immediately prior to the Closing.
     7.11 Closing Deliveries. Seller shall have made the deliveries required to be made by it under Section 2.2 hereof.
8. Conditions Precedent to Obligations of Seller. Notwithstanding anything herein to the contrary, the obligations of Seller to consummate the transactions described herein are subject to the fulfillment, on or prior to the Closing Date, of the following conditions precedent unless (but only to the extent) waived in writing by Seller at the Closing:
     8.1 Representations/Warranties. The representations and warranties of Buyer contained in this Agreement shall be true in all material respects when made and, when read in light of any Schedules which have been updated in accordance with the provisions of Section 14.1 hereof, as of the Closing Date as though such representations and warranties had been made on and as of such Closing Date. Each and all of the terms, covenants, and conditions of this Agreement to be complied with or performed by Buyer on or before the Closing Date pursuant to the terms hereof shall have been duly complied with and performed or waived by Seller at Closing.
     8.2 Governmental Approvals. All material consents, authorizations, orders and approvals of (or filings or registrations with) any Government Entity (including, without limitation, ORS, DCH and the Hospital Authority) or other party required in connection with the execution, delivery and performance of this Agreement shall have been obtained or made by Buyer when so required, except for any documents required to be filed, or consents, authorizations, orders or approvals required to be issued, after the Closing Date.
     8.3 Actions/Proceedings. No action or proceeding before a court or any other governmental agency or body shall have been instituted or threatened to restrain or prohibit the transactions herein contemplated, and no governmental agency or body shall have taken any other action or made any request of any party hereto as a result of which Seller reasonably and in good faith deems it inadvisable to proceed with the transactions hereunder.
     8.4 Closing Deliveries. Buyer shall have made the deliveries required to be made by it under Section 2.3 hereof.
9. Covenants Not to Compete.
     9.1 Seller’s Covenant Not to Compete and Nonsolicitation. Seller hereby covenants that at all times from the Closing Date until the seventh (7th) anniversary of the Closing Date, Seller shall not, and shall cause its Affiliates, and each of their successors and assigns, not to, directly or indirectly, (i) except as a consultant or contractor to or of Buyer (or any Affiliate of Buyer), own, lease, manage, operate, control, or participate in any manner with the ownership, leasing, management, operation or control of any business which offers services in competition with those services being provided by the Hospital as of the date of this Agreement, including but not limited to any psychiatric hospital, within a fifty (50) mile radius of the Hospital, without Buyer’s prior written consent (which Buyer may withhold in its sole and absolute discretion); (ii) directly solicit for employment any person who at Closing became an employee of Buyer; or (iii) disrupt or attempt to disrupt any present or reasonably foreseeable future relationship, contractual or otherwise between Buyer, on the one hand, and any physician, physician group, or other healthcare or behavioral health provider with whom Buyer contracts with in connection with the Hospital, on the other hand. Notwithstanding the foregoing, nothing contained herein shall prohibit Seller from acquiring or merging with the acute care hospitals or acute care hospital systems identified on Schedule 9.1 which provide behavioral health services, provided such services are not provided on Seller’s Riverdale campus.
     9.2 Buyer’s Covenant Not to Compete and Nonsolicitation. Buyer hereby covenants that at all times from the Closing Date until the seventh (7th) anniversary of the Closing Date, Buyer shall not, and shall cause the subsidiaries of Acadia Healthcare Company, LLC, and each of their successors and assigns, not to, directly or indirectly, (i) except as a consultant or contractor to or of Seller (or any Affiliate of Seller), own, lease, manage, operate, control, or participate in any manner with the ownership, leasing, management, operation or control of any business which offers any services other than behavioral health (and the services necessary to operate behavioral health facilities), within a fifty (50) mile radius of the Hospital, without Seller’s prior written consent (which Seller may withhold in its sole and absolute discretion); (ii) directly solicit for employment any person who is an employee of Seller; or (iii) disrupt or attempt to disrupt any present or reasonably foreseeable future relationship, contractual or otherwise between Seller, on the one hand, and any physician, physician group, or other healthcare or behavioral health provider with whom Seller contracts with in connection with its acute care hospital, on the other hand.
     9.3 Remedies. In the event of a breach of this Section 9, the parties recognize that monetary damages shall be inadequate to compensate the injured party and the injured party shall be entitled, without the posting of a bond or similar security, to an injunction restraining such breach. Nothing contained herein shall be construed as prohibiting the parties from pursuing any other remedy available to them for such breach or threatened breach. All parties hereto hereby acknowledge the necessity of protection against the competition of the other party and its Affiliates and that the nature and scope of such protection has been carefully considered by the parties. The parties further acknowledge and agree that the covenants and provisions of this Section 9 form part of the consideration under this Agreement and are among the inducements for the parties entering into and consummating the transactions contemplated herein. The period provided and the area covered are expressly represented and agreed to be fair, reasonable and necessary. The consideration provided for herein is deemed to be sufficient and adequate to compensate for agreeing to the restrictions contained in this Section 9. If, however, any court determines that the foregoing restrictions are not reasonable, such restrictions shall be modified, rewritten or interpreted to include as much of their nature and scope as will render them enforceable. The party who substantially prevails in an action to enforce this Section 9, shall be entitled to an award of costs and attorneys’ fees to be paid by the non-prevailing party.
10. Post-Closing Covenants of Buyer. Subject to Section 14.27, following the Closing:
     10.1 Capital Investments. Based upon its detailed assessment of the capital needs of the Hospital, Buyer shall commit at least One Hundred Thousand Dollars ($100,000) to capital expenditures at the Hospital in the three (3) year period following the Closing Date.
     10.2 Programs and Services. Buyer intends to (i) assess all of Hospital’s programs and services to determine opportunity for growth within the current continuum of care as well as the addition of new behavioral health services; (ii) complete an assessment to evaluate market demand and the possibility of adding ECT services as well as chemical dependency and lodging services; and (iii) maintain the Hospital as a licensed behavioral health institution and maintain at least the current scope of services for a period of at least five (5) years from the Closing Date. In no event will Buyer operate the Hospital as anything other than a licensed behavioral health institution. In the event that Buyer determines that the continued operation of the Hospital as a behavioral health institution is uneconomic and determines that it intends to close the Hospital, Seller will have the right to purchase the assets of the Hospital as described in Section 12.
     10.3 On-site Administrative/Management Team. Buyer will (i) develop and implement a dedicated and on-site marketing team; and (ii) develop and implement an industry standard on-site senior management and organization structure which will include, at a minimum, a CEO, CFO, Medical Director, Director of Clinical Services/DON, Director of Intake and Assessment and Director of Business Development. Other department managers may consist of Quality/Risk, Outpatient Services, Plant Operations and Dietary. Based upon the patient volume and average daily census, the initial managers may be responsible for more than one office to maximize efficiencies.
     10.4 Quality.
          (a) Buyer will implement its Quality Management Program, which will provide a mechanism for measurement and assessment of important processes or outcomes related to patient care and organizational function(s) and which shall incorporate elements or indicators from the Hospital’s existing quality program. Buyer will develop quality monitors under the direction of Buyer’s Quality Council, Medical Executive Committee and Board of Governors. Core indicators may include, without limitation, the following: staffing effectiveness, restraint/seclusion usage, medication errors, drug utilization usage, patient satisfaction, suicides/suicide attempts, elopements, emergency transfers, medical consultations, contracted medical services, readmissions, AMA discharges, continued stay review, efficacy of discharge planning (including ER disposition and placements), negative patient outcomes, adverse drug reactions, pharmacy quality controls, medication administration, patient rights, falls reduction, patient safety education, infection control surveillance, environmental rounds, medical record reviews, delinquency rates, staff competency, staff orientation, dietary quality control, safety management, security management, emergency preparedness, life safety management, medical equipment management, utilities management, hazardous materials and waste management, utilities failure/errors, departmental quality controls, and risk management indicators.
          (b) Buyer shall have a Quality Council, whose membership shall include, without limitation, the following of Buyer’s employees: CEO, Medical Director, Director of Quality Improvement and Director of Clinical Services/Nursing and other members of the management/clinical team as designated. Seller shall have the right to appoint one (1) member of the Quality Council from Seller’s executive team in order to provide coordination of the Buyer’s quality programs with Seller’s quality programs. Buyer’s Director of Quality/Performance Improvement or his/her designee shall be the chairperson of the Quality Council. The Quality Council shall meet monthly, or more often as required, to meet its responsibilities and shall record its activities and report to the Buyer’s Board of Managers at least quarterly.
     10.5 Clinical Support. Buyer shall work with Seller’s emergency services department in the coordination of services to psychiatric and behavioral health patients. Pursuant to term and conditions set forth in the Exclusive Coverage Agreement, Buyer shall provide exclusive twenty-four (24) hour per day /seven (7) days per week access to qualified mental health professionals that will perform on-site assessments and assist in the coordination of care of psychiatric and behavioral health patients within the Seller’s emergency services department. Buyer also will provide mobile and physician psychiatric consultation services to Seller’s medical and surgical patients in Seller’s main hospital. Such services shall be delivered by qualified mental health professionals to include both employed and contracted physicians, as well as physician extenders/nurse practitioners as appropriate. Buyer shall cause any clinician providing services to Seller under this arrangement to secure the necessary medical staff and hospital credentialing by Seller as appropriate. Unless otherwise modified with the written consent of both parties, the Exclusive Coverage Agreement will only be applicable to Seller’s main hospital campus even in the event of an acquisition or merger by or between Seller and an acute care hospital or system identified on Schedule 9.1.
     10.6 Indigent Care and Medicaid. Buyer shall provide the level of uncompensated indigent or charity care that is required of Buyer under applicable Laws. Buyer will work with Seller in the disposition of all behavioral patients regardless of financial class.
     10.7 Governance. The Hospital will be governed by its own Board of Managers appointed by Buyer. In order to provide community input into the governance of the Hospital, coordinate services on the campus of Seller and insure quality programs that meet the community’s needs, on or after the Closing Buyer will form an advisory board to advise the Board of Managers of the Hospital (the “Advisory Board”). The Advisory Board will have representation from Buyer, Buyer’s Board of Managers, Seller and the community.
     10.8 Survival of Buyer’s Post-Closing Covenants. Each post-closing covenant of Buyer set forth in this Section 10 shall apply to any transferee, assignee or purchaser of the Purchased Assets, in accordance with its terms for a period equal to the earlier of: (i) the time period specified in the covenant; or (ii) six (6) years (except for Section 10.6. which shall survive indefinitely).
11. Additional Agreements.
     11.1 Allocation of Purchase Price. The Consideration shall be allocated among the various classes of Purchased Assets in accordance with and as provided by Section 1060 of the Code. Within one hundred eighty (180) days of the Closing, Buyer shall provide Seller with a preliminary allocation of the Consideration. The parties agree that any tax returns or other tax information they may file or cause to be filed with any governmental agency shall be prepared and filed consistently with such agreed upon allocation. In this regard, the parties agree that, to the extent required, they will each properly prepare and timely file Form 8594 in accordance with Section 1060 of the Code.
     11.2 Termination Prior to Closing. Notwithstanding anything herein to the contrary, this Agreement may be terminated at any time: (i) on or prior to the Closing Date by mutual consent of Seller and Buyer; (ii) on or prior to the Closing Date by Buyer, if satisfaction of any condition to Buyer’s obligations under Section 7 of this Agreement becomes impossible or impractical with the use of commercially reasonable efforts (unless the failure results primarily from Buyer breaching any representation, warranty, or covenant herein) and such condition shall not have been waived by Buyer; (iii) on or prior to the Closing Date by Seller, if satisfaction of any condition to Seller’s obligations under Section 8 of this Agreement becomes impossible or impractical with the use of commercially reasonable efforts (unless the failure results primarily from Seller’s breaching any representation, warranty, or covenant herein) and such condition shall not have been waived by Seller; (iv) by Buyer or Seller if the Closing Date shall not have taken place within forty-five (45) days after execution of this Agreement unless extended by mutual agreement of Buyer and Seller; or (v) by either Seller or Buyer pursuant to Section 14.1 hereof
     11.3 Post Closing Access to Information. Seller and Buyer acknowledge that subsequent to Closing each party may need access to information or documents in the control or possession of the other party for the purposes of concluding the transactions herein contemplated, audits, compliance with governmental requirements and regulations, and the prosecution or defense of third party claims. Accordingly, Seller and Buyer agree that for a period of six (6) years after Closing each will make reasonably available to the other’s agents, independent auditors, counsel, and/or governmental agencies upon written request and at the expense of the requesting party such documents and information as may be available relating to the Purchased Assets for periods prior and subsequent to Closing to the extent necessary to facilitate concluding the transactions herein contemplated, audits, compliance with governmental requirements and regulations, and the prosecution or defense of claims.
11.4 Preservation and Access to Records After the Closing.
          (a) After the Closing, Seller shall, in the ordinary course of business and as required by law, keep and preserve in their original form the medical and billing records of patients in the Hospital as of the Closing. For purposes of this Agreement, the term “records” includes all documents, electronic data and other compilations of information in any form. Buyer acknowledges that as a result of entering into this Agreement and operating the Hospital it will gain access to patient and other information which is subject to rules and regulations regarding confidentiality. Buyer agrees to abide by any such rules and regulations relating to the confidential information it acquires. Buyer agrees to maintain any patient records delivered to Buyer at the Closing at the Hospital after Closing in accordance with applicable law (including, if applicable, Section 1861(v)(i)(I) of the Social Security Act (42 U.S.C. §1395(v)(l)(i)), the privacy and security requirements of the Administrative Simplification subtitle of the HIPAA and applicable state requirements with respect to medical privacy and requirements of relevant insurance carriers, all in a manner consistent with the maintenance of patient records generated at the Hospital after Closing.
          (b) Upon reasonable notice, during normal business hours, at the sole cost and expense of Seller and upon Buyer’s receipt of any required consents and authorizations, Buyer will afford to the representatives of Seller full and reasonable access to, and copies of, the patient medical and billing records of the Hospital which relate to the period following the Closing for reasonable business purposes. Upon reasonable notice, during normal business hours and at the sole cost and expense of Seller, Buyer shall also make its officers and employees available to Seller at reasonable times and places after the Closing for the foregoing purposes. In addition, Seller shall be entitled, at Seller’s sole risk, to remove from the Hospital copies of any such patient records, but only for purposes of pending litigation involving a patient to whom such records refer, as certified in writing prior to removal by counsel retained by Seller in connection with such litigation and only upon Buyer’s receipt of any required consents and authorizations. Any patient record so removed from the Hospital shall be promptly returned to Buyer following its use by Seller. Any access to the Hospital, their records or Buyer’s personnel granted to Seller in this Agreement shall be upon the condition that any such access not materially interfere with the business operations of Buyer. Buyer agrees to promptly provide to Seller (and in any event no later than seventy-two hours after Buyer’s receipt) copies of any requests for any such records received by Buyer and involving Seller, including, without limitation, requests related to litigation to which Seller is a party and any governmental subpoenas, audit requests or like demands.

          (c) Upon reasonable notice, during normal business hours, at the sole cost and expense of Buyer and upon Seller’s receipt of any required consents and authorizations, Seller will afford to the representatives of Buyer full and reasonable access to, and copies of, the patient medical and billing records of the Hospital which relate to the period prior to the Closing for reasonable business purposes. Upon reasonable notice, during normal business hours and at the sole cost and expense of Buyer, Seller shall also make its officers and employees available to Buyer at reasonable times and places after the Closing for the foregoing purposes. In addition, Buyer shall be entitled, at Buyer’s sole risk, to remove from Seller’s offices copies of any such patient records, but only for purposes of pending litigation involving a patient to whom such records refer, as certified in writing prior to removal by counsel retained by Buyer in connection with such litigation and only upon Seller’s receipt of any required consents and authorizations. Any patient record so removed from the Hospital shall be promptly returned to Seller following its use by Buyer. Any access to the Seller’s facilities, its records or Seller’s personnel granted to Buyer in this Agreement shall be upon the condition that any such access not materially interfere with the business operations of Seller. Seller agrees to promptly provide to Buyer (and in any event no later than seventy-two hours after Seller’s receipt) copies of any requests for any such records received by Seller and involving Buyer, including, without limitation, requests related to litigation to which Buyer is a party and any governmental subpoenas, audit requests or like demands.
     11.5 Tax and Medicare Effect. None of the parties (nor such parties’ counsel or accountants) has made or is making any representations to any other party (nor such party’s counsel or accountants) concerning any of the tax or Medicare effects of the transactions provided for in this Agreement as each party hereto represents that each has obtained, or may obtain, independent tax and Medicare advice with respect thereto and upon which it, if so obtained, has solely relied.
     11.6 Reproduction of Documents. This Agreement and all documents relating hereto, including, without limitation, (a) consents, waivers and modifications which may hereafter be executed, (b) the documents delivered at the Closing, and (c) financial statements, certificates and other information previously or hereafter furnished to Seller or to Buyer, may, subject to the provisions of Section 14.10 hereof, be reproduced by Seller and by Buyer by any photographic, photostatic, microfilm, micro-card, miniature photographic or other similar process and Seller and Buyer may destroy any original documents so reproduced. Seller and Buyer agree and stipulate that any such reproduction shall be admissible in evidence as the original itself in any judicial, arbitral or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by the Seller or Buyer in the regular course of business) and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.
     11.7 Cooperation on Tax Matters. Following the Closing, the parties shall cooperate fully with each other and shall make available to the other, as reasonably requested and at the expense of the requesting party, and to any taxing authority, all information, records or documents relating to tax liabilities or potential tax liabilities of Seller for all periods on or prior to the Closing and any information which may be relevant to determining the amount payable under this Agreement, and shall preserve all such information, records and documents (to the extent a part of the Purchased Assets delivered to Buyer at Closing) at least until the expiration of any applicable statute of limitations or extensions thereof.

     11.8 Patient Billings.
          (a) Buyer Receivables. Buyer shall be entitled to the accounts receivables which arise from services provided to patients of the Hospital on or following the Closing Date (the “Buyer Receivables”). The Buyer Receivables shall include, without limitation amounts prepaid by patients to compensate for hospital days and collectible receivables attributable to services rendered on or after the Closing Date to patients of the Hospital who were patients of the Hospital prior to the Closing and patients of the Hospital after the Closing (the “Straddle Patients”).
          (b) Seller Receivables. To compensate Seller for services rendered and medicine, drugs and supplies provided prior to the Closing Date with respect to the Straddle Patients, the following shall apply:
               (i) Cut-off Billings. To the extent that a payor will accept a cut-off billing, Seller shall prepare cut-off billings for all Straddle Patients as of the date immediately preceding the Closing Date. All payments which are received related to the cut-off billings will be property of Seller.
               (ii) Cut-off Billings Not Accepted. If the payor of any Straddle Patient cannot or does not for any reason accept cut-off billings, then Buyer, to the extent Buyer has an agreement with such payor, shall submit billings to such payor for the entire portion of such Straddle Patient’s stay. To the extent applicable, Buyer shall also provide a copy of all remittance advices or other documentation related thereto to Seller within five (5) days of submitting claims for Straddle Patients to payors. To the extent Buyer receives funds from such payor, Buyer shall then remit to Seller within fifteen (15) days after each receipt of payment with respect to such billing the amount determined by multiplying the total payment received for such Straddle Patient by a fraction, the numerator of which shall be the number of days such Straddle Patient was a patient prior to the Closing Date, and the denominator of which shall be the total number of days such Straddle Patient was a patient, both before and after the Closing Date.
                    To the extent that Buyer does not have an agreement with such payor, then Buyer shall, within five (5) days from the date of discharge of any Straddle Patient, provide Seller with such documentation as may be necessary, including but not limited to remittance advices or other documentation related thereto, for Seller to submit billings to such payor for the entire portion of such Straddle Patient’s stay. Seller shall then remit to Buyer within fifteen (15) days after each receipt of payment with respect to such billing the amount determined by multiplying the total payment received for such Straddle Patient by a fraction, the numerator of which shall be the number of days such Straddle Patient was a patient following the Closing Date, and the denominator of which shall be the total number of days such Straddle Patient was a patient, both before and after the Closing Date.
     11.9 Other Payments. If Seller or Buyer receives any amount from Medicare or Medicaid for cost-based patients, from any patient (including prepaid amounts), or from any other payor which relates to services rendered by another party hereto, the party receiving such amount shall immediately remit said full amount to such other party.

     11.10 Employee Matters.
          (a) As of the Closing Date, Seller shall terminate all of its Hospital employees, and Buyer shall offer to hire all Hospital employees commencing as of the Closing Date (the “Hired Employees”) at their same salary and wage levels. Buyer will develop and implement a transition plan with consideration of the employees’ seniority, technical experience, performance and their historical commitment to the Hospital. On the Closing Date, Seller shall pay each Hired Employee accrued but unused paid time off owed to such Hired Employee, which shall not include any accrued extended illness benefit, as of the last pay period immediately prior to the Closing Date. Seller shall any pay remaining sums due to the Hired Employees for unused paid time accrued from the last pay period before Closing to the Closing Date within ninety (90) days following the Closing Date. Buyer agrees that the Hired Employees shall be entitled to retain for use the extended illness benefit accrued while employed by Seller (“Extended Illness Benefit”), all of which shall be used in accordance with and subject to Buyer’s extended illness benefit plan. However, Buyer shall not be required to pay any Hired Employee for any unused Extended Illness Benefit.
          (b) Within the period of ninety (90) days before the Closing, Seller shall not, and within the ninety (90) days following the Closing, Buyer shall not: (1) permanently or temporarily shut down a single site of employment, or one or more facilities or operating units within a single site of employment, if the shutdown results in an employment loss during any thirty (30) day period at the single site of employment for fifty (50) or more employees, excluding any part-time employees; or (2) have a mass layoff at a single site of employment of at least thirty-three percent (33%) of the active employees and at least fifty (50) employees, excluding part-time employees. The terms “single site of employment,” “operating unit,” “employment loss” and “mass layoff” shall be defined as in the WARN Act. With respect to terminations of employees following the Closing, Buyer shall be responsible for any notification required under the WARN Act. In respect of the employees employed by Buyer, it shall provide such employees with employee benefits consistent with the benefits generally offered to similarly-situated employees of Affiliates of Buyer in the same geographic area as the Hospital.
          (c) Buyer will credit each eligible Hired Employee and their eligible dependents under applicable Buyer employee welfare benefit plans with any deductibles, co-payments or other cost-sharing amounts attributable to the Hired Employee or eligible dependent under the Seller’s employee welfare benefit plans, as the case may be, following receipt by Buyer of reasonable evidence of any such deductibles, co-payments and/or other cost-sharing amounts.
          (d) In respect of the Hired Employees, Buyer shall provide employee benefits that are at least as favorable, on an aggregate basis, as those offered by Buyer to similarly-situated employees at similarly-situated hospitals owned or leased by Buyer. In providing benefits to Hired Employees under Buyer’s welfare benefit plans, Buyer shall waive pre-existing conditions limitations in Buyer’s welfare benefit plans which might otherwise apply to such employees and shall recognize the existing seniority and service credit with Seller of all such employees to provide credit under such plans for the purpose of determining eligibility and vesting and the rate of benefit accrual (but not actual benefit accrual), except to the extent the Hired Employee has not satisfied such limitations under the current welfare benefit plans of Seller or such waiver of pre-existing conditions is not permitted under one or more of Buyer’s short-term or long-term disability plans provided through insurance contracts or policies. Buyer shall give all Hired Employees credit for their years of service with the Seller for the purpose of determining benefits under Buyer’s vacation, sick pay and other paid time off programs.
     11.11 Contract Rights Not Assigned. Buyer and Seller shall use reasonable commercial efforts to obtain any third party consents to the assignment of the Contracts. If one or more consents are not obtained (and Buyer elects to close over such consent), or if an attempted assignment would be ineffective or would materially affect Buyer’s rights thereunder so that Buyer would not receive all of Seller’s rights thereunder, Seller and Buyer shall cooperate in good faith in any reasonable arrangement designed to provide Buyer the benefits of such Contracts.
     11.12 Defeasance of Bonds. Seller shall maintain the Bond Defeasance Escrow Account in the form presented to Buyer at Closing. Seller shall not withdraw funds from the Bond Defeasance Escrow Account or use the funds deposited therein except to defease or redeem and/or fund the debt service on the portion of the Clayton County Hospital Authority Revenue Anticipation Certificates (Southern Regional Medical Center Project), Series 1998A, attributable to the acquisition of the Purchased Assets (the “Allocated Portion of the Bonds”). Within ninety (90) days following the Closing Date, Seller shall defease or redeem the Allocated Portion of the Bonds and provide Buyer evidence of the same.
     11.13 Use of Hospital Forms, Policies and Records. For a period of sixty (60) days following the Closing Date, Seller shall permit Buyer to continue to use all electronic and printed forms and policies (the “Hospital Forms”) historically used by Seller in connection with the operation of the Hospital, regardless of whether such forms contain Seller’s trade names, trademarks and/or service marks. Upon Closing, Seller shall provide Buyer with a database of information regarding prior RiverWoods patients so that Buyer may timely request a prior patient’s records should that patient be readmitted to RiverWoods. Additionally, Buyer shall have complete access to all documents, policies and records stored on that portion of the SRHS computer system (G drive) designated specifically to RiverWoods.
12. Rights of First Refusal and Repurchase Option. Subject to Section 14.27, following the Closing:
     12.1 Right of First Refusal. If, during the period from the Closing Date to the sixth (6th) anniversary thereof, Buyer receives a bona fide offer from a third party which it intends to accept to purchase or lease substantially all of the assets of the Hospital or the membership interests of the Buyer as a stand alone facility/entity (and not as part of a larger purchase of hospitals/entities), Buyer shall provide Seller a written notice describing the terms of the offer (a “Purchase Offer Notice”), and Seller or its successor non-profit organization or foundation (the “Hospital Purchaser”), shall have the right of first refusal described in this Section 12.1 to repurchase all of the assets of the Hospital on the terms and at the price described in the Purchase Offer Notice and such additional terms as Buyer and Seller may agree. Upon receipt of a Purchase Offer Notice, the Hospital Purchaser may exercise its right of first refusal, if at all, by: (i) sending Buyer, or such other party designated in the Purchase Offer Notice, a written notice within ten (10) days following the receipt of a Purchase Offer Notice (the “Right of First Refusal Period”) informing Buyer of the Hospital Purchaser’s intent to exercise its right of first refusal; and (ii) within ten (10) days of so notifying Buyer, negotiating and executing definitive agreements with Buyer on the terms set forth in the Purchase Offer Notice and such additional terms as Buyer and Seller may agree. If Hospital Purchaser fails to exercise its right of first refusal in the manner described above, or if Hospital Purchaser provides Buyer written notice during the Right of First Refusal Period of Hospital Purchaser’s intent not to exercise the right of first refusal, the right of first refusal shall terminate, Buyer shall be free to consummate the transaction described in the Purchase Offer Notice and the rights of Seller contained in this Section 12.1 shall be of no further force and effect thereafter. If the Hospital Purchaser exercises its right of first refusal as set forth herein, the closing of the sale of the Hospital shall occur within fifty (50) days from the date of exercise, or the date for Closing described in the Purchase Offer Notice, whichever is later. In any instance where the third party purchaser changes or the terms of such third party offer to purchase changes, the Hospital shall be afforded an additional right of first refusal in accordance with this Section 12.1.
     12.2 Sales to Certain Entities. If, following the Closing Date (and regardless of the temporal limitations set forth in Sections 12.1), Buyer receives a bona fide offer from a Disqualified Purchaser (as hereafter defined) which Buyer intends to accept to purchase or lease substantially all of the assets of the Hospital or the membership interests of the Buyer as a stand alone facility/entity (and not as part of a larger purchase of hospitals/entities), Buyer shall provide Seller a written notice, in accordance with the notice requirements set forth in Section 14.13 hereof, describing the terms of the offer (a “Disqualified Offer Notice”), and the Hospital Purchaser, shall have the right of first refusal described in this Section 12.2 to repurchase all of the assets of the Hospital on the terms and at the price described in the Disqualified Offer Notice and upon such additional terms as Buyer and Seller may agree. Upon receipt of a Disqualified Offer Notice, the Hospital Purchaser may exercise its right of first refusal, if at all, by: (i) sending Buyer, or such other party designated in the Disqualified Offer Notice, a written notice within ten (10) days following the receipt of a Disqualified Offer Notice (the “Disqualified Refusal Period”) informing Buyer of the Hospital Purchaser’s intent to exercise its right of first refusal; and (ii) within ten (10) days of so notifying Buyer, negotiating and executing definitive agreements with Buyer on the terms set forth in the Disqualified Offer Notice and such additional terms as Buyer and Seller may agree. If Hospital Purchaser fails to exercise its right of first refusal in the manner described above, or if Hospital Purchaser provides Buyer written notice during the Disqualified Refusal Period of Hospital Purchaser’s intent not to exercise the right of first refusal, then Buyer shall be free, for the following twelve (12) month period to consummate the transaction described in the Disqualified Offer Notice and the rights of Seller contained in this Section 12.2 shall be of no further force and effect thereafter. If Hospital Purchaser exercises its right of first refusal as set forth herein, the closing of the sale of the Hospital shall occur within fifty (50) days from the date of exercise, or the date for Closing described in the Disqualified Offer Notice, whichever is earlier. For purposes of this Agreement, a “Disqualified Purchaser” shall mean Spalding Regional Medical Center or any other entity which: (i) does not directly, or through an Affiliate, provide behavioral health or substance abuse treatment services and which proposes to use the Hospital for the provision of goods or services wholly unrelated thereto; or (ii) an entity that operates an acute care hospital headquartered within a fifteen (15) mile radius of the Hospital. Notwithstanding the foregoing, no individual or entity shall be deemed to be a Disqualified Purchaser if it is purchasing assets or securities in connection with an initial public offering of Acadia HealthCare, LLC’s securities or in a transaction in which Acadia HealthCare, LLC otherwise is taken “public.” In any instance where the third party purchaser changes or the terms of such third party offer to purchase changes, the Hospital shall be afforded an additional right of first refusal in accordance with this Section 12.2.

     12.3 Closure of Hospital. If Buyer or its successor determines that it is uneconomic to maintain the Hospital as a licensed psychiatric facility, and intends to close the Hospital at any time following Closing, it shall provide the Seller written notice, in accordance with the notice requirements set forth in Section 14.13 hereof, of such fact (a “Closure Notice”) along with an appraisal of the property, plant and equipment, and thereafter the Hospital Purchaser shall have the option described in this Section 12.3 to repurchase all of the assets of Hospital for the Closure Purchase Price (as hereafter defined) and upon such additional terms as Buyer and Seller may agree. Upon receipt of a Closure Notice, the Hospital Purchaser may exercise its option, if at all, by: (i) sending Buyer, or such other party designated in the Closure Notice, a written notice within ten (10) days following the receipt of the Closure Notice (the “Closure Option Period”) informing Buyer of the Hospital Purchaser’s intent to exercise its option; and (ii) within ten (10) days of so notifying Buyer, negotiating and executing definitive agreements with Buyer agreeing to repurchase all of the assets of Hospital for the Closure Purchase Price and containing such additional terms as Buyer and Seller may agree. If Hospital Purchaser fails to exercise its option in the manner described above, or if Hospital Purchaser provides Buyer written notice during the Closure Option Period of Hospital Purchaser’s intent not to exercise the option, the option shall terminate, but only if Buyer actually closes the Hospital within the following twelve (12) month period. If the Hospital Purchaser exercises its option as set forth herein, the closing of the sale of the Hospital shall occur within fifty (50) days from the date of exercise, or the date for Closing described in the Closure Notice, whichever is later. For purposes of this Agreement, the “Closure Purchase Price” shall be the fair market value of the property, plant and equipment at the time of closure and not as a going concern.
     12.4 Regulatory Approvals. All transactions described in this Section 12 are subject to, and conditioned upon, the parties’ ability to obtain all regulatory and governmental approvals which are necessary at the time of the exercise of the right or option. Buyer and Seller covenant and agree to use their good faith efforts to obtain all such approvals in a timely manner if such approvals can not be obtained within the time frames set forth in Section 12. Buyer and Seller agree to extend the closing date until such time as the approvals are obtained.
13. Indemnification.
     13.1 Indemnification by Buyer. Buyer shall defend, indemnify and hold harmless Seller and its Affiliates, and its and their respective officers, employees, agents or independent contractors (collectively, “Seller Indemnified Parties”), from and against any and all losses, liabilities, damages, costs (including, without limitation, court costs and costs of appeal) and expenses (including, without limitation, reasonable attorneys’ fees and fees of expert consultants and witnesses) (individually, a “Loss” and collectively, the “Losses”) that such Seller Indemnified Party incurs as a result of, or with respect to (i) any misrepresentation or breach of warranty by Buyer under this Agreement, (ii) any breach by Buyer of, or any failure by Buyer to perform, any covenant or agreement of, or required to be performed by, Buyer under this Agreement, unless waived by Seller at Closing, or (iii) any of the Assumed Liabilities, or (iv) any claim made by a third party with respect to the operation of the Hospital on or following the Closing Date (including without limitation, any claim that Buyer or its Affiliates violated applicable laws or billed for services improperly, and any claim associated with Buyer’s use of the Hospital Forms).

     13.2 Indemnification by Seller. Seller shall defend, indemnify and hold harmless Buyer and its Affiliates, and its and their respective officers, employees, agents, or independent contractors (collectively, “Buyer Indemnified Parties”), from and against any and all Losses that such Buyer Indemnified Party incurs as a result of, or with respect to (i) any misrepresentation or breach of warranty by Seller under this Agreement, (ii) any breach by Seller of, or any failure by Seller to perform, any covenant or agreement of, or required to be performed by, Seller under this Agreement, unless waived by Buyer at Closing, or (iii) any of the Excluded Liabilities, or (iv) any claim made by a third party with respect to the operation of the Hospital prior to the Closing Date (including without limitation, any claim that Seller or its Affiliates violated applicable laws or billed for services improperly).
     13.3 Notice and Control of Litigation. If any claim or liability is asserted in writing by a third party against a party entitled to indemnification under this Section 13 (the “Indemnified Party”) which would give rise to a claim under this Section 13, the Indemnified Party shall notify the person giving the indemnity (the “Indemnifying Party”) in writing of the same within fifteen (15) days of receipt of such written assertion of a claim or liability. The Indemnifying Party shall have the right to defend a claim and control the defense, settlement, and prosecution of any litigation with counsel reasonably satisfactory to the Indemnified Party. If the Indemnifying Party, within ten (10) days after notice of such claim, fails to defend such claim, the Indemnified Party shall (upon further notice to the Indemnifying Party) have the right to undertake the defense, compromise, or settlement of such claim on behalf of and for the account and at the risk of the Indemnifying Party, subject to the right of the Indemnifying Party to assume the defense of such claim at any time prior to settlement, compromise, or final determination thereof. Anything in this Section 13.3 notwithstanding, (i) if there is a reasonable probability that a claim may materially and adversely affect the Indemnified Party other than as a result of money damages or other money payments, the Indemnified Party shall have the right, at its own cost and expense, to defend, compromise, and settle such claim, and (ii) the Indemnifying Party shall not, without the written consent of the Indemnified Party, settle or compromise any claim or consent to the entry of any judgment which does not include as an unconditional term thereof the giving by the claimant to the Indemnified Party of a release from all liability in respect of such claim. The foregoing rights and agreements shall be limited to the extent of any requirement of any third-party insurer or indemnitor. All parties agree to cooperate fully as necessary in the defense of such matters. Should the Indemnified Party fail to notify the Indemnifying Party in the time required above, the indemnity with respect to the subject matter of the required notice shall be limited to the damages that would have resulted absent the Indemnified Party’s failure to notify the Indemnifying Party in the time required above after taking into account such actions as could have been taken by the Indemnifying Party had it received timely notice from the Indemnified Party.
     13.4 Notice of Claim. If an Indemnified Party becomes aware of any breach of the representations or warranties of the Indemnifying Party hereunder or any other basis for indemnification under this Section 13, the Indemnified Party shall notify the Indemnifying Party in writing of the same within forty-five (45) days after becoming aware of such breach or claim, specifying in detail the circumstances and facts which give rise to a claim under this Section 13. Should the Indemnified Party fail to notify the Indemnifying Party within the time frame required above, the indemnity with respect to the subject matter of the required notice shall be limited to the damages that would have nonetheless resulted absent the Indemnified Party’s failure to notify the Indemnifying Party in the time required above after taking into account such actions as could have been taken by the Indemnifying Party had it received timely notice from the Indemnified Party.
     13.5 Springing Escrow.
          (a) If, during the term of the Springing Escrow Agreement, which shall have a term of two years (a copy of which is incorporated herein by reference as if fully set forth herein), Buyer determines that a Buyer Indemnified Party has incurred any Losses under Section 13.2, Buyer shall deliver to Seller a certificate executed by Buyer (a “Payout Certificate”), which Payout Certificate shall: (i) state that a Buyer Indemnified Party has incurred Losses, (ii) state the aggregate amount necessary to satisfy such Losses; (iii) specify in reasonable detail the facts upon which such purported Losses described in the Payout Certificate are based.
          (b) If Seller agrees that some or all of the items described in the Payout Certificate constitute Losses payable to Buyer pursuant to Section 13.2, it shall pay Buyer such amounts within five (5) business days of receiving the Payout Certificate.
          (c) If Seller does not, in good faith, agree that some or all of the items described in the Payout Certificate constitute Losses pursuant to Section 13.2, Seller shall promptly notify Buyer and use its best efforts to resolve the matter with Buyer within ten (10) days of receiving the Payout Certificate.
          (d) If Buyer and Seller are unable to resolve the matter within ten (10) business days of receiving the Payout Certificate, and Seller does not, in good faith, agree that some or all of the items described in the Payout Certificate constitute Losses pursuant to Section 13.2, Seller shall, within such time period, provide Buyer a written notice specifying in reasonable detail (i) the amount of the liabilities that Seller believes are not Losses as to which Seller is refusing to provide indemnification (the “Reserved Amounts”), and (ii) the nature and basis for claiming that such items are not Losses (the “Notice of Dispute”);
          (e) Contemporaneously with providing a Notice of Dispute, Seller shall pay the Reserved Amounts in full by wire transfer of immediately available funds to the Escrow Account (as defined in the Escrow Agreement). Notwithstanding the foregoing: (i) Seller shall not have any obligations to pay Reserved Amounts to the Escrow Account until the Reserved Amounts (together with any other Reserved Amounts which previously were the subject of a Notice of Dispute) in the individual or aggregate total amount of at least Twenty Thousand Dollars ($20,000); and (ii) the Reserved Amount payable to the Escrow Account shall not exceed an aggregate amount of One Million Five Hundred Thousand Dollars ($1,500,000) (the “Maximum Reserved Amount”); provided, however, that such Maximum Reserved Amount shall apply only to the amount that Seller must contribute to the Escrow Account nor shall anything herein limit or cap the amount of Losses for which Seller may be liable under Section 13.2 or in any way delay its obligation to promptly pay for Losses incurred by Buyer Indemnified Parties.
          (f) If Seller does not pay Buyer the amount set forth in the Payout Certificate or pay to the Escrow Account the Reserved Amounts within ten (10) business days of its receipt of the Payout Certificate, then:

               (i) all amounts described in the Payout Certificate shall be deemed to be definitively and finally owed to Buyer (and Seller appoints Buyer as its attorney-in-fact, with full substitution in the premises, to confess judgment of such amount in any court of competent jurisdiction, such right to be deemed coupled with an interest and irrevocable);
               (ii) all unpaid amounts described in the Payout Certificate shall accrue interest at a rate equal to the lower of 10% per annum or the highest amount payable under applicable law from the date due until the date paid; and
               (iii) Seller shall pay any legal fees incurred by Buyer in enforcing the provisions of Section 13.5(e).
          (g) The cost of maintaining the Escrow Account shall be shared equally by Seller and Buyer.
14. Miscellaneous.
     14.1 Schedules and Other Instruments. Each Schedule and Exhibit to this Agreement shall be considered a part hereof as if set forth herein in full. From the date hereof until the Closing Date, Seller or Buyer may update their Schedules, subject to the other party’s approval rights described below. Any other provision herein to the contrary notwithstanding, all Schedules, Exhibits, or other instruments provided for herein and not delivered at the time of execution of this Agreement or which are incomplete at the time of execution of this Agreement shall be delivered or completed within ten (10) days after the date hereof or prior to the Closing, whichever is sooner. It shall be deemed a condition precedent to the obligations of the parties hereto that each of the Schedules, Exhibits, and related documents, instruments, books, and records shall meet with the approval of such parties. If a party, in its reasonable discretion, determines that it should not consummate the transactions contemplated by this Agreement because of any new or supplemental material information contained in a Schedule, Exhibit or other instrument that is delivered to such party after the execution of this Agreement, then such party may terminate this Agreement on or before the Closing by giving written notice thereof to the other party.
     14.2 Additional Assurances. The provisions of this Agreement shall be self-operative and shall not require further agreement by the parties except as may be herein specifically provided to the contrary; provided, however, at the request of a party, the other party or parties shall execute such additional instruments and take such additional actions as the requesting party may deem necessary to effectuate this Agreement. In addition and from time to time after Closing, Seller shall execute and deliver such other instruments of conveyance and transfer, and take such other actions as Buyer reasonably may request, more effectively to convey and transfer full right, title, and interest to, vest in, and place Buyer in legal and actual possession of, any and all of the Hospital and the Purchased Assets. Seller shall also furnish Buyer with such information and documents in its possession or under its control, or which Seller can execute or cause to be executed, as will enable Buyer to prosecute any and all petitions, applications, claims, and demands relating to or constituting a part of the Hospital or the Purchased Assets. Additionally, each party shall cooperate and use its best efforts to have its present directors, officers, and employees cooperate with the other party on and after Closing in furnishing information, evidence, testimony, and other assistance in connection with any action, proceeding, arrangement, or dispute of any nature with respect to matters pertaining to the items subject to this Agreement.
     14.3 Consented Assignment. Anything contained herein to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any claim, right, contract, license, lease, commitment, sales order, or purchase order if an attempted assignment thereof without the consent of the other party thereto would constitute a breach thereof or in any material way affect the rights of Seller thereunder, unless such consent is obtained. Each of Seller and Buyer shall use reasonable commercial efforts to obtain any third party consents to the transactions contemplated by this Agreement. If such consent is not obtained, or if an attempted assignment would be ineffective or would materially affect the rights thereunder of Seller so that Buyer would not in fact receive all such rights, Seller and Buyer shall cooperate in good faith in any reasonable arrangement designed to provide for Buyer the benefits under any such claim, right, contract, license, lease, commitment, sales order, or purchase order, including, without limitation, enforcement of any and all rights of Seller against the other party or parties thereto arising out of the breach or cancellation by such other party or otherwise.
     14.4 Consents, Approvals and Discretion. Except as herein expressly provided to the contrary, whenever this Agreement requires any consent or approval to be given by a party, or whenever a party must or may exercise discretion, the parties agree that such consent or approval shall not be unreasonably withheld or delayed and such discretion shall be reasonably exercised.
     14.5 Legal Fees and Costs. Except as set forth in Section 13.5(e), in the event a party elects to incur legal and other expenses to enforce or interpret any provision of this Agreement by judicial proceedings, the substantially prevailing party will be entitled to recover such expenses, including, without limitation, reasonable attorneys’ fees and costs, expert and accountant fees and costs, and necessary disbursements at all court levels, in addition to any other relief to which such party shall be entitled.
     14.6 Choice of Law. The parties agree that this Agreement shall be governed by and construed in accordance with the laws of the State of Georgia without regard to conflict of laws principles. Any action or proceeding arising directly or indirectly in connection with, out of, or relating to this Agreement may be commenced and maintained only in courts located in Clayton County, Georgia.
     14.7 Benefit/Assignment. Subject to provisions herein to the contrary, this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective legal representatives, successors, and assigns. No party may assign this Agreement without the prior written consent of the other parties, which consent shall not be unreasonably withheld; provided, however, that Buyer may, without the prior written consent of the Seller, assign its rights and delegate its duties hereunder to one or more Affiliates (as defined in Section 14.18).
     14.8 No Brokerage. Subject to Section 3.28, Buyer and Seller each represent and warrant to the other that it has not engaged a broker in connection with the transactions described herein. Each party agrees to be solely liable for and obligated to satisfy and discharge all loss, cost, damage, or expense arising out of claims for fees or commissions of brokers employed or alleged to have been employed by such party.

     14.9 Cost of Transaction. Whether or not the transactions contemplated hereby shall be consummated and except as set forth herein, the parties agree that, except as set forth in Sections 9, 13.1, 13.2, 13.5 and 14.5: (i) Seller shall pay the fees, expenses, and disbursements of Seller and its agents, representatives, accountants, and legal counsel incurred in connection with the subject matter hereof and any amendments hereto; (ii) Buyer shall pay the fees, expenses, and disbursements of Buyer and its agents, representatives, accountants and legal counsel incurred in connection with the subject matter hereof and any amendments hereto; and (iii) Seller shall pay any state or local deed, stamp or other tax associated with or assessed in connection with the conveyance of any of the Purchased Assets.
     14.10 Confidentiality. It is understood by the parties hereto that the information, documents, and instruments delivered to Buyer by Seller and its agents and the information, documents, and instruments delivered to Seller by Buyer and its agents are of a confidential and proprietary nature. Each of the parties hereto agrees that both prior and subsequent to the Closing it will maintain the confidentiality of all such confidential information, documents, or instruments delivered to it by each of the other parties hereto or their agents in connection with the negotiation of this Agreement or in compliance with the terms, conditions, and covenants hereof and will only disclose such information, documents, and instruments to its duly authorized officers, members, directors, representatives, and agents (including consultants, attorneys, and accountants of each party) and applicable governmental authorities in connection with any required notification or application for approval or exemption therefrom. Each of the parties hereto further agrees that if the transactions contemplated hereby are not consummated, it will return all such documents and instruments and all copies thereof in its possession to the other parties to this Agreement. Each of the parties hereto recognizes that any breach of this Section 14.10 would result in immediate and irreparable harm to the other party to this Agreement and its Affiliates and that therefore either Seller or Buyer shall be entitled to an injunction to prohibit any such breach or anticipated breach, without the necessity of posting a bond, cash, or otherwise, in addition to all of its other legal and equitable remedies. Nothing in this Section 14.10, however, shall prohibit the use of such confidential information, documents, or information for such governmental filings as in the opinion of Seller’s counsel or Buyer’s counsel are required by law or governmental regulations or are otherwise required to be disclosed pursuant to applicable state law.
     14.11 Public Announcements. Seller and Buyer mutually agree that no party hereto shall release, publish, or otherwise make available to the public in any manner whatsoever any information or announcement regarding the transactions herein contemplated without the prior written consent of Seller and Buyer, except for information and filings reasonably necessary to be directed to governmental agencies to fully and lawfully effect the transactions herein contemplated or required in connection with securities and other laws. Nothing herein shall prohibit either party from responding to questions presented by the press or media without first obtaining prior consent of the other party hereto.
     14.12 Waiver of Breach. The waiver by any party of a breach or violation of any provision of this Agreement shall not operate as, or be construed to constitute, a waiver of any subsequent breach of the same or any other provision hereof.
     14.13 Notice. Any notice, demand, or communication required, permitted, or desired to be given hereunder shall be deemed effectively given when personally delivered, when received by receipted overnight delivery, or five (5) days after being deposited in the United States mail, with postage prepaid thereon, certified or registered mail, return receipt requested, addressed as follows:

Seller:	Southern Regional Health System, Inc.
11 Upper Riverdale Road, SE Riverdale, GA 30274
Attention: President and Chief Executive Officer

With simultaneous copies to:	Southern Regional Health System, Inc.
11 Upper Riverdale Road, SE
Riverdale, GA 30274
Attention: Chief Financial Officer

Epstein Becker & Green, P.C.
Resurgens Plaza
945 East Paces Ferry Road, Suite 2700
Atlanta, Georgia 30326
Attention: Adrienne E. Marting, Esq.

Buyer:	Acadia Healthcare Company, Inc.
2849 Paces Ferry Road, Suite 750
Atlanta, GA 30339
Attention: President and CEO

With a simultaneous copy to:	McDermott Will & Emery LLP
227 West Monroe Street
Suite 3100
Chicago, Illinois 60606-5096
Attention: John M. Callahan, Esq.
     or to such other address, and to the attention of such other person or officer as any party may designate, with copies thereof to the respective counsel thereof as notified by such party.
     14.14 Severability. In the event any provision of this Agreement is held to be invalid, illegal or unenforceable for any reason and in any respect, such invalidity, illegality, or unenforceability shall in no event affect, prejudice, or disturb the validity of the remainder of this Agreement, which shall be and remain in full force and effect, enforceable in accordance with its terms.
     14.15 Gender and Number. Whenever the context of this Agreement requires, the gender of all words herein shall include the masculine, feminine, and neuter, and the number of all words herein shall include the singular and plural.
     14.16 Divisions and Headings. The divisions of this Agreement into sections and subsections and the use of captions and headings in connection therewith are solely for convenience and shall have no legal effect in construing the provisions of this Agreement.

     14.17 Survival. All of the representations and warranties made by the parties in this Agreement or pursuant hereto in any certificate, instrument, or document shall survive the consummation of the transactions described herein, for a period of twenty-four months from Closing. Notwithstanding the foregoing, Seller’s representations and warranties set forth in Sections 3.1, 3.2, 3.3, 3.9, 3.12, 3.16 and 3.29 and Buyer’s representations and warranties set forth in Sections 4.1, 4.2, 4.3, and 4.5 shall survive indefinitely. The representations and warranties set forth herein may be fully and completely relied upon by Seller and Buyer, as the case may be, notwithstanding any investigation heretofore or hereafter made by any of them or on behalf of any of them, and shall not be deemed merged into any instruments or agreements delivered at the Closing or thereafter.
     14.18 Affiliates. As used in this Agreement, the term “Affiliate” means, as to the entity in question, any person or entity that directly or indirectly Controls, is Controlled by or is under common Control with, the entity in question.
     14.19 Material Adverse Effect. As used in this Agreement, the term “Material Adverse Effect” means an event, change or circumstance which, individually or together with any other event, change or circumstance would be reasonably expected to have a material adverse effect on the condition, financial or otherwise, of the Purchased Assets, the business or prospects of, or the results of operations of, the Hospital.
     14.20 Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS IT MAY HAVE TO DEMAND THAT ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR IN ANY WAY RELATED TO THIS AGREEMENT OR THE RELATIONSHIPS OF THE PARTIES HERETO BE TRIED BY JURY. THIS WAIVER EXTENDS TO ANY AND ALL RIGHTS TO DEMAND A TRIAL BY JURY ARISING FROM ANY SOURCE INCLUDING, BUT NOT LIMITED TO, THE CONSTITUTION OF THE UNITED STATES OR ANY STATE THEREIN, COMMON LAW OR ANY APPLICABLE STATUTE OR REGULATIONS. EACH PARTY HERETO ACKNOWLEDGES THAT IT IS KNOWINGLY AND VOLUNTARILY WAIVING ITS RIGHT TO DEMAND TRIAL BY JURY.
     14.21 Accounting Date. The transactions contemplated hereby shall be effective for accounting purposes as of 12:01 a.m. on the Closing Date, unless otherwise agreed in writing by Seller and Buyer. The parties will use commercially reasonable efforts to cause the Closing to be effective as of a month end.
     14.22 No Inferences. Inasmuch as this Agreement is the result of negotiations between sophisticated parties of equal bargaining power represented by counsel, no inference in favor of, or against, either party shall be drawn from the fact that any portion of this Agreement has been drafted by or on behalf of such party.
     14.23 No Third Party Beneficiaries. The terms and provisions of this Agreement are intended solely for the benefit of Buyer and Seller and their respective permitted successors or assigns, and it is not the intention of the parties to confer, and this Agreement shall not confer, third-party beneficiary rights upon any other person.
     14.24 Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.
     14.25 Force Majeure. Whenever a period of time is prescribed herein for action to be taken by either Seller or Buyer, neither shall be liable or responsible for, and there shall be excluded from the computation for any period of time, any delays due to strikes, riots, acts of God, shortages of labor or materials, war, governmental laws, regulations or restrictions, or any other cause of any kind whatsoever which is beyond the reasonable control of either Seller or Buyer, as the case may be.
     14.26 Entire Agreement/Amendment. This Agreement supersedes all previous contracts or understandings, including any offers, letters of intent, proposals or letters of understanding, and constitutes the entire agreement of whatsoever kind or nature existing between or among the parties respecting the within subject matter, and no party shall be entitled to benefits other than those specified herein. As between or among the parties, no oral statements or prior written material not specifically incorporated herein shall be of any force and effect. The parties specifically acknowledge that in entering into and executing this Agreement, the parties rely solely upon the representations and agreements contained in this Agreement and no others. All prior representations or agreements, whether written or verbal, not expressly incorporated herein are superseded, and no changes in or additions to this Agreement shall be recognized unless and until made in writing and signed by all parties hereto. This Agreement may be executed in two or more counterparts, each and all of which shall be deemed an original and all of which together shall constitute but one and the same instrument.
     14.27 Insolvency and Change of Control. Notwithstanding anything herein to the contrary contained herein, the obligations of Buyer to abide by and perform the post-Closing covenants described in Section 12 shall terminate and no longer be in force and effect if at any time following the Closing Seller undergoes a Change of Control (as defined below) or experiences an Insolvency Event. For purposes of this Agreement, “Change of Control” shall mean the sale, lease or other disposition to any entity (other than those identified on Schedule 14.27) of all or substantially all of the consolidated assets of Seller.
     14.28 Risk of Loss. Notwithstanding any other provision hereof to the contrary, the risk of loss in respect of casualty to the Purchased Assets shall be borne by Seller prior to the time of Closing and by Buyer thereafter.
     14.29 Waiver of Bulk Sales Law Compliance. Seller hereby waives compliance by Buyer with the requirements, if any, of Article 6 of the Uniform Commercial Code as in force in any state in which the Purchased Assets are located and all other similar laws applicable to bulk sales and transfers.

     In Witness Whereof, the parties hereto have caused this Agreement to be executed in multiple originals by their authorized officers, all as of the date first above written.

Southern Regional Health System, Inc.
By:	/s/ Richard G. Stovall
Richard G. Stovall
	Title:	Senior Vice President of Finance and Chief Financial Officer

Acadia Riverwoods, LLC, d/b/a RiverWoods Behavioral Health System
By:	/s/ Trey Carter
Trey Carter
	Title:	President and Chief Executive Officer

Acadia Healthcare Company, LLC, the sole corporate member of Buyer, joins this Agreement for the sole purpose of agreeing to the following:
In the event that following the Closing, Buyer fails to perform its obligations under the Agreement in the manner set forth in the Agreement, and Acadia Healthcare Company, LLC receives prompt written notice of such failure, Acadia Healthcare Company, LLC shall guaranty the payment, fulfillment and performance of Buyer’s obligations under the Agreement; provided, however, that in no instance shall Acadia Healthcare Company, LLC’s obligations under the Agreement be greater than Buyer’s obligations under the Agreement.

Acadia Healthcare Company, LLC
By:	/s/ Trey Carter
Trey Carter
	Title:	President and Chief Executive Officer